United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2003

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  [X]  Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ]  No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Companhia Vale of the Rio Doce

TABLE OF CONTENTS:

This form 6-K contains the following:

Item
Press Release titled “Performance of Companhia Vale do Rio Doce in the Third Quarter of 2003; US GAAP dated November 13, 2003”	1.

Third Quarterly Financial Statements; US GAAP	2.

US GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br
Departamento de
Relações com
Investidores

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE THIRD QUARTER OF 2003

The financial and operational information contained in this press release, except whether otherwise indicated, is based on consolidated figures, according to generally accepted accounting principles in the United States of America (“US GAAP”). This information, with the exception of that referring to investment and market behavior, is based on the quarterly financial statements, which have been reviewed by independent auditors. The main subsidiaries of CVRD which form part of these consolidated figures are: RDM, RDME, RDMN, Urucum Mineração, Caemi, Pará Pigmentos, Docenave, Ferteco, Ferrovia Centro-Atlântica (FCA), Aluvale, Alunorte, Florestas Rio Doce, Celmar, Rio Doce Europa, Itaco, CVRD Overseas e Rio Doce Finance International.

Rio de Janeiro, November 12, 2003 – Companhia Vale do Rio Doce (CVRD) has reported net earnings of US$ 468 million for the third quarter of 2003 (3Q03), corresponding to earnings per share of US$ 1.22.

Net earnings for the first nine months of 2003 amounted to US$ 1.278 billion, the equivalent of US$ 3.33 per share, being almost the same as the record earnings of US$ 1.287 billion obtained during the whole year of 2001.

Operational ROE(1), as measured by the ratio between adjusted EBIT(2) (earnings before interest expenses and taxes)/shareholders’ equity, amounted to 43.2% on an annualized basis, compared to 34.0% in the previous quarter.

Quarterly records were obtained for revenue and cash generation, alumina and kaolin sales, and logistics services.

The good results obtained by CVRD were due to the favourable conditions in the markets in which it operates, and particularly the quality of business strategy execution, consistent with the aim of maximizing value over the long term.

•	Record revenues

Gross operational revenues in 3Q03 amounted to a record US$ 1.483 billion, 21.7% higher than that obtained in 2Q03 and an increase of 30.4% on 3Q02. In the first nine months of 2003, accumulated gross revenues amounted to US$ 3.855 billion, an increase of 21.2% in comparison to that generated in the same period last year.

•	Exports

CVRD’s consolidated export revenues, in accordance with BR GAAP (generally accepted accounting principles in Brazil), amounted to US$ 994 million in 3Q03,

3Q 03

US GAAP

an increase of 5.0% on the previous quarter figure of US$ 947 million, and 27.4% higher than the US$ 780 million reported in 3Q02. Export revenues accumulated to the end of September 2003 amounted to US$ 2.741 billion, compared with US$ 2.370 billion in the same period a year earlier.

CVRD’s net consolidated exports (exports minus imports) amounted to US$ 2.373 billion in the period January/September 2003, representing 13.4% of Brazil’s trade surplus of US$ 17.797 billion.

•	Record cash generation

Cash generation, as measured by EBITDA(3) (earnings before interest, tax, depreciation and amortization) amounted to US$630 million, an increase of 28.6% on 2Q03 and 21.2% higher than in 3Q02, hence constituting a quarterly record. Accumulated adjusted EBITDA in the first nine months of 2003 amounted to US$ 1.562 billion, an increase of 16.4% compared to the same period in 2002.

Adjusted EBITDA margin (4), which is the ratio between adjusted EBITDA and net revenues, amounted to 44.0%, higher than the 41.9% figure recorded in 2Q03, but lower than the 47.4% reported in 3Q02.

•	Sales

Shipments of iron ore and pellets amounted to 46.618 million tons, increase of 12.3% on the previous quarter and of 10.0% on 3Q02. Up to the end of September, sales of these products amounted to 130.633 million tons compared to 120.193 million tons in the first nine months of 2002.

The consolidation of Caemi added 3.410 million tons of iron ore to sales in 3Q03. If this effect were to be disregarded from sale shipment figures, sales would have amounted to 43.208 million tons, the second highest quarterly volume in the Company’s history.

Alumina sales set new records, amounting to 747,000 tons, an increase of 23.7% compared to 2Q03 and up 114.7% on 3Q02. Shipments of primary aluminum, corresponding to CVRD’s take from Albras, amounted to 54,000 tons, compared to 51,000 tons in 2Q03 and 49,000 tons in 3Q02.

Kaolin sales reached the quarterly record of 182,000 tons in 3Q03. In the first nine months of 2003, shipments of this industrial mineral reached 374,000 tons vis-à-vis 235,000 tons in the same period of 2002.

General cargo transported (cargo other than iron ore and pellets) for customers on the Vitória a Minas (EFVM), Carajás (EFC), and Centro-Atlântica (FCA) railroads, beat the record set in the previous quarter, with 7.371 billion net ton kilometers (ntk). This represented an increase of 6.8% and 10.9%, on 2Q03 and 3Q02, respectively.

•	Investments

In the first nine months of 2003, CVRD invested US$ 1.519 billion. Of this total, US$ 634.2 million was spent on production capacity growth (growth capex), US$ 382.9 million was allocated to maintenance (stay-in-business capex) and US$ 502 million was dedicated to acquisitions.

•	Dividends

On October 31, the Company distributed two tranches of dividends to its shareholders.

3Q 03

US GAAP

The first tranche, of R$ 1.48 per share, corresponded to the second instalment of the minimum dividend announced on January 30 this year. The second tranche, of R$ 1.94 per share, refers to the additional dividend approved by CVRD’s Board of Directors on August 27.

Therefore, in 2003, the first year in which the new Dividend Policy, approved on November 13, 2002, was implemented, the Company paid interest on shareholder’s equity of R$ 5.04 per share, amounting to a total of R$ 1.935 million.

Converted into US$, the total dividend distributed in 2003 was US$ 675 million, being equivalent to US$ 1.75 per share, having increased 12.1% vis-à-vis 2002.

In the 12 months to the end of October, the estimated dividend yield in US dollars was 5.4% for common shareholders and 6.1% for preferred shareholders.

•	Financial statements

Starting in September 2003, a number of companies were consolidated into CVRD’s financial statements in US GAAP: Caemi and FCA. In this quarter, therefore, this consolidation refers only to the month of September.

In Caemi’s financial statements, the following companies have been consolidated: Cadam, a producer of kaolin, and MBR – Minerações Brasileiras Reunidas, a producer of iron ore. The results of MRS Logística affect the shareholder participation line of Caemi and also that of CVRD.

Beginning in 2002, according to the rule established by the Statement of Financial Accounting Standard 142 (SFAS 142), the company has carried out an impairment test on the premia paid for assets with the aim of verifying the feasibility of their recovery, having chosen the month of September of each year as the period to carry out this procedure. This test consists of determining a fair value for each investment and comparing to the value booked in the accounts of CVRD. In 2003, the impairment test for each of the Company’s assets booked with goodwill revealed that there is no need for any asset write-down.

SELECTED FINANCIAL INDICATORS

	US$ million

	3Q 02	2Q 03	3Q 03	D%	D%
	(A)	(B)	(C)	(C/A)	(C/B)

Gross Revenues	1,137	1,219	1,483	30.4	21.7
Gross Margin (%)	49.5	42.7	43.3	—	—
Adjusted EBITDA	520	490	630	21.2	28.6
Adjusted EBITDA margin (%)	47.4	41.9	44.0	—	—
Adjusted EBIT	459	388	501	9.2	29.1
Adjusted EBIT Margin (%)	41.8	33.2	35.0	—	—
Net Earnings	(150)	456	468	Nm	2.6
Net Margin (%)	(13.7)	39.0	32.7	—	—
Total Debt/ Adjusted LTM EBITDA	2.1	1.7	2.1	—	—
Annualized Operational ROE (%) (*)	70.4	34.0	43.2	—	—
Investments (**)	198.6	407.3	871.5	338.8	114.0

(*) Adjusted EBIT/net worth

(**) including acquisitions

RELEVANT EVENTS

In recent months, a number of initiatives have been concluded whose principal aim is to adhere to the strategic focus of the Company and to help increase transparency.

3Q 03

US GAAP

Acquisitions

On September 2, the Company completed the purchase of 50% of the ordinary shares and 40% of the preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi) for US$ 426.4 million, now having 60.2% of the total capital of this company and all the ordinary shares.

Restructuring of logistics assets

With the authorization granted by the Brazilian regulatory agency for the transportation sector (ANTT), a capital increase of FCA was carried out. CVRD fully subscribed the capital increase, for a total of R$ 1.003 billion, of which R$ 798.3 million corresponded to the conversion of advance payments for future capital increases already made, and the remaining R$ 204.9 million to be paid in 4 cash instalments, of which three have already been made. The last instalment of R$ 61.5 million will be paid in December 2003. As a consequence, CVRD became the controlling shareholder of this railroad company, with 99.99% of its common shares and 99.99% of its total capital. FCA will now be fully integrated into CVRD’s logistics strategy, thereby making investment in the railroad possible, in order to enlarge and improve its general cargo transportation capacity for the Company’s clients.

On November 7, 2003, also upon receiving the authorization from ANTT, CVRD divested its stakes in Companhia Ferroviária do Nordeste (CFN) and Sepetiba Tecon.

Simplification of operational structure

CVRD has merged Ferteco Mineração S.A. into the main Parent Company, taking over the management of Córrego do Feijão and Fábrica iron ore mines, as well as of the Fábrica pellet plant, located in the Iron Quadrangle, in the state of Minas Gerais. This event did not alter the Company’s financial statements in US GAAP.

CVRD has also absorbed Celmar S.A into the parent company, its assets being transferred to Ferro Gusa Carajás S.A., a joint venture created with Nucor for the production of pig iron in the north of Brazil. Therefore, Celmar S.A. ceased to exist.

Starting in January 2004, CVRD’s manganese and ferro-alloys operations will be conducted via four wholly-owned subsidiaries: Rio Doce Manganês (Sibra’s new name since 15 October 2003), Urucum Mineração, Rio Doce Manganese Norway and Rio Doce Manganèse Europe.

Divestitures

On August 15, CVRD finalized the sale of the assets of the gold mine Fazenda Brasileiro. The proceeds from this sale, which amounted to US$ 21 million, were accounted for in this quarter under the item “other operational revenues / expenses”.

On October 24, the company sold its 11.1% stake in Fertilizantes Fosfatados S.A. –Fosfértil for R$ 240 million. The R$ 115 million accounting gain from this transaction will be added to the result in 4Q03.

3Q 03

US GAAP

BUSINESS OUTLOOK

Global production of crude steel, according to the International Iron and Steel Institute (IISI), grew 7.1% in the first nine months of 2003, compared to the same period last year, hence registering a slowdown in relation to the first six months of 2003, when production expanded 8.2% year-on-year. This was due to production cutbacks in 3Q03 in the European Union, particularly in Germany, France and Spain, as well as in the US, in reaction to the lackluster macroeconomic performance in the first half of the year.

The driving force behind the global expansion of crude steel production, which according to our estimates is likely to reach 960 million tons this year, compared to 903 million tons in 2002, is China, whose steel production has increased 21.6% this year to the end of September. In the last 60 months up to the end of September 2003, Chinese steel production has grown at an average annual rate of 15%, while in the rest of the world steel production has expanded at an annual rate of 2.6%.

Consistent with its current stage of economic development, steel consumption in China is growing even more rapidly and CRU expects China’s imports to exceed 40 million tons in 2003, compared to 29 million last year. The increase in China’s overseas purchases of steel influences rising production in certain Asian countries, Japan in particular, whose steel industry has grown 3.5% this year.

The IISI’s most conservative scenario for the medium term indicates Chinese steel consumption should reach 330 million tons by 2007, with an annual average growth of 9.3% between 2002 and 2007, compared to 15.3% between 1997 and 2002. According to the same source, global consumption will grow until 2007 at an average annual rate of 3.6%, the same rate as that registered in the period 1997/2002.

The strong Chinese demand is having a positive impact on steel prices, with the CRU Steel Price Index (CRUspi) returning to its upward cycle since June. Between December 2001 and October 2003, CRUspi increased by 45.4%.

Another important implication is the substantial increase in demand for iron ore, with Chinese imports during the period January-September 2003 totaling 110 million tons, almost the same volume imported during the whole of last year, which amounted to 111.7 million tons. Compared with the same period in 2002, Chinese imports of iron ore were up 33.1%.

It is estimated that Chinese imports of iron ore will increase by approximately 35 million tons in 2003, with total imports into Asia rising by 40 million tons.

Japan imported 98.8 million tons of iron ore in the first nine months of 2003, 3.2% more than in the same period last year.

It is likely that the global economy in 3Q03 registered its highest rate of growth since the stock market bubble burst in the US, in 1Q00. The USA, whose GDP grew by an annualized rate of 7.2% in 3Q03, extraordinarily high for a developed economy, and Asia, where China’s GDP grew by an annualized 9.1% in 3Q03, led the acceleration in global growth.

At the same time, leading indicators of economic activity are signaling the start of a synchronized recovery in the global economy. In fact, the strongest signals for future growth are coming not only from the US, but also Japan, Southeast Asia, Latin America and even the European Union, where GDP growth this year is likely to be very modest, below 1%. After almost three years of below long term trend

3Q 03

US GAAP

annual growth of 3.6%, the global economy seems likely to resume its normal expansion rate.

The change in the global economic cycle has been adding more consistency to the demand for ores and metals, whose pattern, although favorable, has been relying almost exclusively on the extraordinary expansion in China. Metal prices, already influenced by the weakness in the US dollar, reacted positively to the change in expectations for global GDP growth. The price of copper, for example, is now fluctuating in the range of US$ 0.90c a pound, having reached at the end of October 2003 its highest level since October 1997, while the prices of primary aluminum, of approximately US$ 1,500 per ton, even in the face of relatively high stock levels in the industry, are among its highest since May 2001.

The combination of dramatic growth in Chinese demand, now leveraged by the prospect of a synchronized recovery in the global economy, and the restricted growth in the supply of ores and metals in the last few years - the industry reacted to the financial crisis in Southeast Asia in 1997 by reducing investments in capacity expansions - have created imbalances in the markets of certain products, which, despite the expansion projects currently under development, are likely to persist for at least another two years.

CVRD estimates that seaborne trade of iron ore will amount to 545 million tons in 2004, compared to 515 million tons this year, with more than 80% of this growth due to the increasing amount of Chinese purchases overseas. With the extra capacity at Carajás set to come on stream in 2004, ahead of schedule, pushing production up to 70 million tons a year, the enlargement of the Maritime Terminal at Ponta da Madeira to a capacity of 74 million tons a year and the small increase in capacity in the Southern System (3 million tons a year), the Company should benefit to a greater extent from the pick-up in demand.

The dynamics of price elasticity is likely to gradually correct the excessive increase in freight rates, which has been caused by the considerable expansion in seaborne iron ore trade - evaluated at approximately 65 million tons in 2002/2003. China has doubled its average monthly imports from 6 million tons in 2001 to 12 million tons in 2003, while at the same time, investment in the construction of new Capesize vessels has not kept pace with this trade expansion.

The enlargement of port capacity in Brazil, Australia and China, to reduce ship-waiting time, should in the short-term help to increase the effective supply of maritime transportation. Furthermore, according to Clarkson Research Studies, in 2004, shipyards will place an extra 5.6 million deadweight tons of shipping capacity in the marketplace, the equivalent of 35 Capesize vessels, representing an increase of approximately 6% in the global fleet, which will also help to ease the current imbalance between supply and demand for transoceanic transportation. The reaction to the increase in shipping supply will be more significant in 2006 and 2007, bearing in mind the length of time between orders being placed and deliveries being met.

Notwithstanding the sharp rise in freight prices on the spot market, with a widening of the spread between the Brasil/Asia–Australia/Asia rates, and the probable slowdown in Chinese GDP growth to around 7% in the next few quarters, demand for CVRD’s iron ore will continue to be very strong. This is because of the expansion plans for the Chinese steel industry – the Chinese Iron and Steel Association recently estimated that Chinese production capacity will expand by 120 million tons between the end of 2003 and 2005 – and also because of the Company’s position as a supplier of high content ore with low levels of impurities, important factors for increasing productivity and improving the quality of steel products. Furthermore, the long-term contracts with its Chinese clients permit

3Q 03

US GAAP

CVRD to make an effective contribution in optimizing the value chain for steel production.

In the case of alumina, spot prices have remained at around US$ 300 per ton FOB, approximately 20% of the current primary aluminum price on the LME, reflecting the strong demand pressure from China. In the first nine months of this year, Chinese imports amounted to 4.24 million tons, an increase of 32.3% in relation to the same period in 2002.

We expect that the market shortages will continue during 2004 and 2005, which will mean that prices will remain high for many months, in contrast to what occurred in 1995 and 1999/2000, when the high prices seen in alumina saw a rapid reversal.

Spot market prices are influencing prices in short and long-term contracts. This benefits Alunorte, a subsidiary of CVRD, which is signing contracts to absorb its additional production capacity of 1.8 million tons a year, from the construction of stages 4 and 5, which are due to come into service in 2006.

The recent increase in the price of primary aluminum on the LME has had a positive effect on CVRD’s alumina revenues, whose contracts are indexed to metal prices. This situation benefits the sales of Albras, whose production, due to the de-bottleneckings, will amount to 430,000 tons in 2003, rising to 450,000 tons in 2004. However, depending on the recovery in the global economy, it is estimated that in 2004 there will be an excess supply situation in the aluminum market, in relation to global consumption, which will tend to limit the trend of recent price increases.

Stocks of copper have been falling, due to the slow expansion in the supply of copper concentrate and the sharp increase in Chinese consumption. Moreover, it has been estimated that this shortage will continue next year as a result of expected growth in demand. Despite the fact that the increase in the metal price tends to stimulate expansion in the supply of copper concentrate, no downward pressure is expected on prices for this product, given the continued level of excess demand. This scenario is therefore positive for the sales outlook of Sossego, which will be running at full production capacity in the middle of 2004, at an annual production rate of 470,000 tons of concentrate a year.

SALES VOLUME AND REVENUES

Shipments of iron ore and pellets in 3Q03 amounted to 46.618 million tons, compared to 42.388 million tons in 3Q02, and 41.496 million tons in 2Q03, an increase of 10.0% and 12.3%, respectively. The consolidation of Caemi added 3.410 million tons of iron ore to the shipment figures in 3Q03.

In the first nine months of this year, CVRD’s iron ore and pellet shipments amounted to 130.633 million tons, exceeding by 10.440 million tons the shipments recorded in the same period in 2002.

The shipments of Caemi, carried out by a subsidiary MBR, in the first nine months of 2003, amounted to 27.550 million tons, compared to 24.289 million tons in the same period in 2002. Approximately 83% of Caemi’s sales were directed to the export market. China is Caemi´s main market, accounting for 26% of Caemi´s iron ore shipments (7.2 million tons).

Pellet sales amounted to 5.475 million tons in 3Q03, representing an increase of 13.0% in comparison to 3Q02 and up 5.8% in relation to 2Q03. Starting in 3Q03, the São Luis pellet plant began operating at full capacity – 6 million tons a year – all of its production being sold to the export market. Therefore, in addition to a

3Q 03

US GAAP

higher production capacity, CVRD now has more flexibility in the supply of pellets for its clients, via the Tubarão complex in the Southeast of the country, via São Luís in the State of Maranhão, at Ponta da Madeira, and via the Fabrica plant in the State of Minas Gerais (this last one is more focused on the domestic market).

To meet its commitments to clients, in view of the excess demand prevailing in 3Q03 in global markets, CVRD bought 2.1 million tons of iron ore from third parties, bringing the total amount of iron ore bought from small mining companies in the first nine months of 2003 to 7.2 million tons, the equivalent of 6.3% of the 113.8 million tons sold by CVRD in this period.

Another effect of excess global demand has materialized in the form of demurrage expenses, which amounted to US$ 8 million in 3Q03, compared to US$ 12 million in 2Q03. Expenses in this area amounted to US$ 29 million in the first nine months of this year, up 81.3% compared to the US$ 16 million incurred in the first nine months of 2002. With Pier 3 entering into operation at the Ponta da Madeira Marine Terminal, and the investments that have been made in the Port of Tubarão to speed up shiploading, these costs are expected to fall in 2004. Despite their increase, demurrage expenses accounted for only 1.4% of COGS in the first nine months of 2003.

CVRD’s iron ore exports up to the end of September 2003 (excluding Caemi) amounted to 92.8 million tons, representing 72.9% of total sales. China was the Company’s main market with 19.3 million tons, representing 20.8% of the total, which in turn represented 18% of the total imports of that country in the period January/September of this year. Sales to the European Union amounted to 33.5 million tons, Germany leading with 13.8 million tons, followed by France with 6.2 million tons and Belgium, with 4.0 million tons. Japan bought 12.2 million tons, South Korea, 5.0 million tons, Argentina 3.3 million tons and the USA, 2.8 million tons.

VOLUME SOLD - IRON ORE AND PELLETS

	‘000 tons

	3Q02%		2Q03%		3Q03%

Iron ore	37,541	88.6%	36,321	87.5%	41,143	88.3%
Pellets	4,847	11.4%	5,175	12.5%	5,475	11.7%
Total	42,388	100.0%	41,496	100.0%	46,618	100.0%

3Q 03

US GAAP

IRON ORE AND PELLETS EXPORTS* - 9M03

	million tons

		%

Asia	43.176	46.5
China	19.291	20.8
Japan	12.174	13.1
South Korea	5.028	5.4
Bahrain	1.916	2.1
Taiwan	1.698	1.8
Others	3.069	3.3
European Union	33.455	36.1
Germany	13.827	14.9
France	6.219	6.7
Belgium	4.083	4.4
Italy	3.845	4.1
Spain	2.080	2.2
United Kingdom	1.728	1.9
Holland	1.673	1.8
United States	2.829	3.0
Others	13.326	14.4
Total	92.786	100.0

*     Doesn’t consider exports made by Caemi (MBR).

The growth in global steel production has had a positive influence on demand for manganese and ferro-alloys. CVRD’s sales of manganese ore in 3Q03 amounted to 238,000 tons, compared to 234,000 tons in 2Q03 and 213,000 tons in 3Q02. In the first nine months of 2003, total sales amounted to 678,000 tons, up 25.1% on the same period last year, when 542,000 tons were sold. Beginning in 3Q03, when ferro-alloy sales amounted to 134,000 tons compared to 103,000 tons in the previous quarter, RDMN began to operate one of its two furnaces, producing carbon steel alloys (FeAcMn) and silicon manganese alloys (FeSiMn).

Given the expansion in alumina production, with the completion of stage 3 at Alunorte in March 2003, alumina sales continue to grow as well as benefit from the new market price scenario. In 3Q03, the Company sold 747,000 tons, an increase of 23.7% on the previous quarter. In the first nine months of 2003, the Company sold 1.897 million tons, an increase of 290% on the amount of 487,000 tons sold in the first three quarters of 2002. However, it should be noted that Alunorte was consolidated into CVRD’s US GAAP financial statements only since 3Q02.

Sales of primary aluminium have been increasing, amounting to 54,000 tons in 3Q03, compared to 51,000 tons sold in 2Q03 and 49,000 tons sold in 3Q02. This increase is a result of expanded capacity at Albras, which has increased from 406,000 tpa to 430,000 tpa in 2003. For 2004, due to the removal of a number of production bottlenecks in its plant, production capacity at Albras should increase to 450,000 tons of primary aluminium per year.

With the strong demand coming from Brazil’s agricultural sector, which has been seeing record harvests, potash sales increased to 198,000 tons, up 32.9% in comparison to 2Q03. The Taquari-Vassouras potash mine is currently operating at a capacity of 650,000 tpa, over its nominal capacity of 600,000 tpa. In the first three quarters of 2003, 505,000 tons of potash were sold, down 4.4% when compared to the first three quarters of 2002, during which 528,000 tons were shipped. This drop is due to the sales of existing inventories in 2002. With the capacity expansion in the Taquari-Vassouras mine from 600,000 tpa to 850,000

3Q 03

US GAAP

tpa, which should be completed in the middle of 2005, the Company will aim to cater to the excess demand existing in this market and benefit from the good growth potential of this business.

Sales of gold fell to 14,211 ounces in 3Q03, well below the volume sold of 63,531 ounces in 3Q02. This reduction, already expected, was due to the exhaustion of the Igarapé Bahia gold mine and the sale of the Fazenda Brasileiro gold mine. As a result of these two events, the Company will only be selling gold as a by-product of copper production. Part of the mineral exploration budget is being invested in the search for new gold deposits, with the aim of resuming production of this precious metal in the future.

Kaolin sales amounted to 182,000 tons, compared to 84,000 tons in 2Q03, an increase of 116.7%. The consolidation of Caemi, and its subsidiary kaolin producer CADAM, added 68,000 tons to sales in 3Q03. Disregarding the added sales from CADAM, total sales would have amounted to 114,000 tons, a quarterly record, with an increase of 35.7% in relation to 2Q03. In the first nine months of 2003, sales of this industrial mineral amounted to 374,000 tons, 59.2% higher than the 235,000 tons sold in the same period last year. Sales volume in 2003, disregarding the extra sales due to CADAM, should exceed 400,000 tons, reflecting the very positive outcome of the change in marketing policy, implemented in 2003 to take advantage of installed capacity at PPSA.

VOLUME SOLD - ORES AND METALS

	‘000 tons

	3Q02	2Q03	3Q03

Gold (ounces)	63,531	19,773	14,211
Manganese	213	234	238
Ferro-alloys	176	103	134
Alumina	348	604	747
Aluminum	49	51	54
Bauxite	398	262	520
Potash	223	149	198
Kaolin	89	84	182

General cargo transported also reached new records, – 7.371 billion ntk, an increase of 10.9% in relation to 3Q02 and up 6.8% compared to 2Q03. In the first nine months of 2003, EFVM, EFC and FCA transported 19.893 billion ntk of general cargo, compared to 18.672 billion in the same period last year, an increase of 6.5%.

The integration of CVRD’s assets, the definition of a commercial policy, the launching of new services and investment in locomotives and railcars, are enabling the Company’s logistics services to grow at rates well above Brazilian GDP growth.

Freight handling for clients at CVRD’s ports and maritime terminals amounted to 6.772 million tons, up 16.0% in relation to 3Q02, and showing a slight drop of 1.7% compared to 2Q03.

VOLUME SOLD – LOGISTICS SERVICES

	‘000 tons

	3Q02	2Q03	3Q03

Railroads (million ntk)	6,647	6,900	7,371
Ports	5,835	6,889	6,772

3Q 03

US GAAP

The Company’s gross operating revenues amounted to US$ 1.483 billion in 3Q03, 30.4% higher than in 3Q02 and an increase of 21.7% on 2Q03. Comparing the revenue obtained in 3Q03, with the US$ 1.137 billion obtained in 3Q02, an increase of US$ 346 million is observed, US$ 201 million of which is explained by price increases in iron ore, pellets, ferro-alloys, potash, aluminium, alumina and logistics services, and US$ 145 million is explained by growth in sales volume.

3Q03 revenues of US$ 701 million obtained from iron ore sales accounted for 47.3% of total sales, an increase of 32.3% in comparison to 3Q02, and up 18,2% on 2Q03. The average iron ore shipment price amounted to US$ 17.13 per ton, up 5.4% on 2Q03 and an increase of 20.8% on 3Q02. Pellet sales generated revenues of US$ 205 million in 3Q03 – 13.8% of total revenues – representing an increase of 18.5% in relation to 3Q02 and up 30.6% compared to 2Q03. The average pellet price amounted to US$ 36.64 per ton in 3Q03, compared to US$ 30.84 in 2Q03.

As a consequence of the retroactive impact of the price increases negotiated with CVRD’s clients in May of this year, US$ 58 million was booked as part of sales revenue from iron ore and pellets in 3Q03 (which referred to the price increase on shipments made in the first half of the year). A further US$ 2 million remains to be booked in 4Q03. These adjustments do not include sales made by MBR.

Service revenue from the operation of the 5 joint-venture pellet plants at Tubarão amounted to US$ 12 million, compared to US$ 10 million in 3Q02 and US$ 11 million in 2Q03.

Revenue from the sales of manganese and ferro-alloys amounted to US$ 78 million in 3Q03, practically the same as the US$ 79 million reported in 2Q03. Manganese and ferro-alloy revenues accumulated in 2003 to the end of September amounted to US$ 227 million, compared to US$ 199 million in the same period a year earlier.

Revenues from the sale of alumina amounted to US$ 149 million, compared to US$ 104 million in 2Q03 and US$ 64 million in 3Q02. In addition to the extra volume from the expansion at Alunorte, revenue growth also reflected an increase in the average shipment price, which stood at US$ 199.16 per ton in 3Q03, compared to US$ 178.20 in 3Q02. With the recovery in aluminium prices – alumina contract prices are linked to the LME metal price – and the actual renewal of alumina contracts in a much stronger price scenario than that in 2002, and with prices tending to stabilize at the current levels, growth in revenues and profitability can be expected.

Revenues from the sales of primary aluminium amounted to US$ 81 million, compared to US$ 78 million in 2Q03 and US$ 73 million in 3Q02. In this case, the increase in revenues resulted, not only from an increase in volumes, but also due to an increase in average price: US$ 1,407.85 per ton in 3Q03, compared to US$ 1,369.55 in 2Q03 and US$ 1,375.02 in 3Q02.

Logistics services generated gross revenues of US$ 159 million, representing 10.7% of total gross revenues in 3Q03.

The transport of general cargo, which produced revenues of US$ 101 million, registered an increase of 53.0% in relation to 3Q02’s US$ 66 million and was 27.9% higher than 2Q03’s US$ 79 million. The main elements behind this increase were services provided to the steel industry, which accounted for 38.0% of the total, services to the agro-industry, which accounted for 31.9% of revenues (with particular emphasis on soy beans, sugar and alcohol), and inter-modal transport, with 3.1%. Despite the small proportion of logistics revenues represented by inter-modal transport, which basically involves the transport of products from factories to large distribution canters, the growth rate in this segment has been extremely

3Q 03

US GAAP

high, having practically quadrupled between 3Q02 and 3Q03. Another important segment was the transport of building materials and forestry products.

Port services generated revenues of US$ 40 million in 3Q03, compared to US$ 36 million in 3Q02 and to US$ 38 million in 2Q03. Maritime transport operations generated revenues of US$ 18 million in 3Q03, of which US$ 10 million came from container transport, amounting to 16,765 Teus. As part of its logistics services, CVRD operates a fleet of five ships, which transport containers between various ports along the Brazilian coast and going as far as Buenos Aires.

Revenues from the sale of gold dropped from US$ 21 million in 3Q02 to US$ 7 million in 2Q03 and US$ 5 million in 3Q03. Potash sales remained stable in 3Q03, at US$ 28 million, in relation to 3Q02, with an average price of US$ 140.08 per ton compared to US$ 117.52 in 3Q02. In relation to 2Q03, revenues increased by 33.3%, due to the growth in volume sold.

Sales to external markets accounted for 68% of the US$ 3.855 billion total gross revenues obtained by the Company in the first nine months of 2003. Europe, with 30% and Asia with 23%, were its most important markets. China, as a result of the strong increase in iron ore purchases, became individually, after Brazil, CVRD’s most important market, accounting for US$ 390 million, about 10% of total Company revenue.

GROSS REVENUE BY PRODUCT

	US$ million

	3Q02%		2Q03%		3Q03%

Iron Ore	530	46.6	593	48.6	701	47.3
Pellet plant operation services	10	0.9	11	0.9	12	0.8
Pellets	173	15.2	157	12.9	205	13.8
Gold	21	1.8	7	0.6	5	0.3
Logistics services	118	10.4	138	11.3	159	10.7
Aluminum, alumina and bauxite	146	12.8	188	15.4	243	16.4
Manganese and ferro-alloys	79	6.9	79	6.5	78	5.3
Potash	27	2.4	21	1.7	28	1.9
Kaolin	13	1.1	14	1.1	25	1.7
Others	20	1.8	11	0.9	27	1.8
Total	1,137	100.0	1,219	100.0	1,483	100.0

GROSS REVENUE BY DESTINATION

	US$ million

	3Q02%		2Q03%		3Q03%

Domestic market	381	33.5	405	33.2	463	31.2
External market	756	66.5	814	66.8	1,020	68.8
USA	70	6.2	42	3.4	53	3.6
Europe	393	34.6	375	30.8	415	28.0
Japan	65	5.7	122	10.0	115	7.8
Asian, ex Japan	115	10.1	143	11.7	263	17.7
Rest of the World	113	9.9	132	10.8	174	11.7
Total	1,137	100.0	1,219	100.0	1,483	100.0

NET EARNINGS OF US$ 468 MILLION

Net earnings in 3Q03 amounted to US$ 468 million, compared to the US$ 150 million loss recorded in 3Q02. In the first nine months of the year, the Company

3Q 03

US GAAP

obtained net earnings of US$ 1.278 billion, much higher than the US$ 111 million reported in the same period in 2002.

The growth in net revenues of US$ 334 million and the improvement of US$ 249 million in the result from shareholdings, had an important influence on the Company’s performance in 3Q03, compared to 3Q02.

In iron ore and pellets, the result from shareholdings showed an increase of US$ 144 million in 3Q03. Samarco had excellent performance in 3Q03, with sales volume of 3.928 million tons of iron ore (569,000) and pellets (3.359 million), and net earnings of US$ 33 million. Its sales grew by 15% in the first nine months of 2003, in relation to the same period a year earlier, 35% of its shipments being sold to China, the company being the largest supplier of pellets in that market.

In 3Q02, Caemi made a provision US$ 88 million, due to the restructuring of its affiliate Quebec Cartier Mining Company (QCM). Other companies, such as Samarco and Kobrasco, saw their results negatively affected by the depreciation of the Real against the US dollar in that quarter.

The aluminum area increased its contribution to CVRD’s earnings by US$ 58 million. In addition to the elimination of the negative effects from exchange rate volatility, which occurred in 3Q02, the operational performance of the companies improved substantially, with increased sales and prices thereafter. MRN shipped 4.049 million tons of bauxite in 3Q03 compared to 2.554 million tons in 3Q02, at an average price of US$ 19.21 per ton compared to the previous US$ 18.46, and Albras sold 111,000 tons in 3Q03 compared to 104,000 tons in 3Q02, with prices increasing by 6%. MRN contributed to the quarter’s earnings with US$ 11 million, Albras with US$ 14 million and Valesul with US$ 2 million.

As a consequence of the good performance of the steel sector, with the increase in production, sales and prices, the result from shareholdings in affiliates improved, increasing from US$ 15 million in 3Q02 to US$ 26 million in 3Q03. Usiminas contributed with US$ 14 million and CST with US$ 14 million, while the CSI stake had a negative effect on CVRD’s earnings, representing a loss of US$ 2 million, as a consequence of falling prices and a drop in production.

RESULT FROM SHAREHOLDINGS

	US$ million

	3Q02	2Q03	3Q03

Steel	15	16	26
Aluminum and bauxite	(31)	47	27
Logistics	(38)	(72)	(1)
Pellets	(18)	35	26
Iron ore	(94)	10	6
Others	6	(1)	5
Total	(160)	35	89

The financial result showed an improvement of US$ 82 million, principally due to the fact that in 3Q02 there were losses from interest-rate hedging with derivatives.

In addition to the aforementioned factors, in 3Q02 the main determining factor behind the negative result was the appreciation of the US dollar in relation to the Real on CVRD’s foreign currency denominated debt, which amounted to a loss of US$ 506 million, and which in 3Q03 was limited to US$ 57 million.

The increase of US$ 258 million in the cost of goods sold (COGS) in 3Q03 which amounted to US$ 812 million, in comparison to the US$ 554 million in 3Q02, is

3Q 03

US GAAP

basically explained by: (i) the consolidation of the results from other CVRD companies in September 2003, which added US$ 55 million to COGS – Caemi US$ 39 million and FCA US$ 16 million – where the most important impact occurred in the item “contracted services” of US$ 28 million; (ii) an increase of US$ 76 million in material costs, due to provisions for repairs and an actual increase in production; and (iii), an increase of US$ 55 million with aluminum, alumina and bauxite purchases, along with sales volume growth and revenue growth for these products.

COGS BREAKDOWN

	US$ million

	3Q02%		2Q03%		3Q03%

Personnel	69	12.5	63	9.4	74	9.1
Material	118	21.3	180	26.9	194	23.9
Contracted Services	100	18.1	103	15.4	150	18.5
Acquisition of Iron Ore and Pellets	66	11.9	83	12.4	87	10.7
Acquisition of Other Products	108	19.5	125	18.7	175	21.6
Depreciation and Exhaustion	40	7.2	47	7.0	63	7.8
Energy	28	5.1	28	4.2	38	4.7
Others	25	4.5	41	6.1	31	3.8
Total	554	100.0	670	100.0	812	100.0

CASH GENERATION

In this quarter, the Company generated record adjusted EBITDA of US$ 630 million. This was an increase of 21.2% in relation to 3Q02 (US$ 520 million) and up 28.6% compared to 2Q03 (US$ 490 million). Adjusted EBITDA margin amounted to 44.0%, lower than the margin in 3Q02 (47.4%) but higher than that in 2Q03, of 41.9%.

In the period from January to September 2003, adjusted EBITDA amounted to US$ 1.562 billion, an increase of 16.4%, or US$ 220 million, in relation to the same period in 2002. In the last 12 months to September 2003, adjusted EBITDA amounted to US$ 2.000 billion.

Increase in adjusted EBITDA in relation to 3Q02

The principal reason for the increase in adjusted EBITDA in 3Q03 relative to 3Q02 was the growth of US$ 334 million in net operational revenues. Other factors also contributed favourably: (i) the increase in dividends received from subsidiaries and affiliates of around US$ 49 million, with a total US$ 66 million in 3Q03 compared to US$ 17 million in 3Q02; (ii) the US$ 21 million gain from the sale of the Fazenda Brasileiro gold mine, accounted for at the “other operational expenses/revenues” line.

In 3Q03, CVRD received dividends from CST of US$ 30 million, US$ 14 million from Samarco, US$ 3 million from Usiminas, US$ 2 million from Fosfértil, and US$ 17 million from other companies.

According to the Securities and Exchange Commission (SEC) guidelines regarding the reporting of non-GAAP measurements, any event should not be considered as non-recurring if it is likely to be repeated during the next two years, or has already occurred within the previous two years. In this way, as CVRD has sold assets within the last two years, ships and forestry being examples, having in 4Q03 already sold a number of shareholdings - in CFN, Sepetiba Tecon and Fosfértil -

3Q 03

US GAAP

the US$ 21 million in proceeds derived from the sale of Fazenda Brasileiro was not discounted from adjusted EBITDA in 3Q03 as a non-recurring item.

The consolidation of Caemi and FCA had a net positive effect of US$ 21 million on adjusted EBITDA in 3Q03, being US$ 27 million from Caemi and a negative figure of US$ 6 million from FCA.

The ferrous mineral businesses contributed US$ 453 million to adjusted EBITDA, experiencing a reduction in their participation within the Company’s adjusted EBITDA from 80.0% in 2Q03 to 71.9% in 3Q03. Logistics services generated adjusted EBITDA of US$ 53 million, showing a reduced participation within the Company’s adjusted EBITDA from 11.8% in 2Q03, to 8.4% in 3Q03. The aluminum businesses, with US$ 65 million in adjusted EBITDA, accounted for 10.3% of the Company’s adjusted EBITDA, almost double the figure of 5.5% recorded in 2Q03.

QUARTERLY ADJUSTED EBITDA

	US$ million

	3Q02	2Q03	3Q03

Net Operating Revenues	1,098	1,170	1,432
COGS	(554)	(670)	(812)
S,G &A	(65)	(45)	(74)
Research and Development	(15)	(12)	(22)
Other Operational Expenses	(5)	(55)	(23)
ADJUSTED EBIT	459	388	501
Depreciation, Amortization & Exhaustion	44	54	63
Dividends Received	17	36	66
Adjustment for Non-recurring Items (asset impairment)	—	12	—
ADJUSTED EBITDA	520	490	630

ADJUSTED EBITDA BY BUSINESS AREA

	US$ million

	3Q02%		2Q03%		3Q03%

Ferrous Minerals	359	69.0	392	80.0	453	71.9
Non- Ferrous Minerals	26	5.0	—	—	21	3.3
Logistics	34	6.5	58	11.8	53	8.4
Aluminum	43	8.3	27	5.5	65	10.3
Others	58	11.2	13	2.7	38	6.0
Total	520	100.0	490	100.0	630	100.0

DEBT

CVRD’s total debt as at September 30, 2003, amounted to US$ 4.304 billion, an increase on its position at the end of 2Q03, when the figure stood at US$ 3.282 billion. Part of this increase was due to the consolidation of Caemi (US$ 207 million) and FCA (US$ 132 million). The remaining US$ 683 million corresponds partially to a temporary increase in the Company’s debt. This increase is transitory given that in 4Q03 scheduled debt repayments amount to approximately US$ 400 million, including in this total, the maturity of the CVRD 2003 bond, of US$ 200 million in face value, which falls due in December.

3Q 03

US GAAP

Net debt (5) as of September 30 amounted to US$ 2.964 billion, given that cash and equivalents increased from US$ 966 million at the end of 2Q03 to US$ 1.340 billion at the end of September.

As a consequence of this temporary increase in debt levels, the leverage indicator Total Debt/ LTM adjusted EBITDA (6) increased from 1.74x to 2.15x. However, this ratio is distorted, because the numerator includes, for example, 100% Caemi’s debt of US$ 207 million, while the denominator takes into account only one month of its cash generation, in other words, only US$ 27 million. Therefore, considering that Caemi has a degree of leverage slightly below that of CVRD, it is expected, all other things being equal, that this indicator will converge to the levels seen in 2Q03.

The debt/firm value (7) ratio dropped slightly from 0.23 in 2Q03 to 0.22 in 3Q03.

Interest coverage remained fairly constant, as the ratio of adjusted EBITDA /interest expenses (8), was 11.67x in 3Q03, compared to 11.95x in 2Q03.

FINANCIAL EXPENSES

	US$ million

	2Q03	3Q03

Financial Expenses on:
Local Debt	(4)	(6)
External Debt	(35)	(43)
Debt with Related Parties	(2)	(5)
Total Debt-related Financial Expenses	(41)	(54)

	2Q03	3Q03

Gross Interest on:
Tax and Labour Contingencies	(6)	(10)
Tax on Financial Transactions (CPMF)	(5)	(6)
Derivatives	4	2
Others	(16)	(15)
Total Gross Interest	(23)	(29)

Total	(64)	(83)

The value of the guarantees granted to non-consolidated companies amounted to US$ 326 million at the end of September, of which US$ 278 million was denominated in US dollars and US$ 48 million denominated in Reais. US$ 291 million of these guarantees refer to obligations incurred by Albras.

In the 12 months ending September 2003, Albras’ adjusted EBITDA amounted to US$ 226 million and its debt at the end of the same month amounted to US$ 387 million, representing, therefore, a Total Debt/ LTM adjusted EBITDA ratio of 1.7x, which is extremely comfortable.

The value of guarantees fell by US$ 158 million in relation to those in 2Q03, given that US$ 135 million, which was related to FCA, is now consolidated in CVRD’s financial statements.

DEBT INDICATORS

	US$ million

	3Q02	2Q03	3Q03

Gross Debt	3,579	3,282	4,304
Net Debt	2,177	2,316	2,964
Gross Debt / LTM adjusted EBITDA (x)	2.12	1.74	2.15
Adjusted EBITDA / Interest Expenses (x)	10.00	11.95	11.67
Gross Debt / Firm Value (x)	0.29	0.23	0.22

3Q 03

US GAAP

INVESTMENTS

In the first nine months of 2003, CVRD’s capital expenditure amounted to US$ 1.519 billion. Of this total, US$ 634.2 million was invested in the expansion of production capacity (growth capex), US$ 382.9 million in maintenance (stay-in-business capex) and US$ 502 million in acquisitions.

During 3Q03, CVRD invested a total of US$ 871.6 million, of which US$ 426.4 million referred to the acquisition of Caemi.

In this quarter, US$ 243.1 million was invested in projects. Most of this amount was allocated to the following investments; first, to the development of the Sossego copper project, which incurred expenditure of US$ 106.3 million in the quarter; second, to increasing alumina production capacity, which accounted for US$ 26 million; third, to the expansion of the Taquari-Vassouras potash mine, accounting for US$ 8.6 million; fourth, to the purchase of locomotives and railcars, accounting for US$ 28.6 million. In addition, US$ 32.8 million was invested in projects related to the ferrous business in the Northern System and US$ 13.6 million in the Southern System.

Expenditure on mineral exploration and technological research amounted to US$ 18.9 million.

Expenditure on maintenance (stay-in-business capex) in 3Q03 amounted to US$ 183.2 million, including capital injections of US$ 54.1 million for the financial restructuring of subsidiaries (FCA and PPSA) and US$ 9.1 million on information technology.

3Q 03

US GAAP

Main ongoing projects:

		Investment realized
		US$ million

Area	Project	1Q03	2Q03	3Q03	9M03	Status

Ferrous	Expansion of iron ore production capacity in the Northern System	6.1	7.7	14.2	28.0	It is expected that the Northern System will be operating at a rate of 70 million tons per year in 1Q04, consequently being some 12 months ahead of schedule.

	Pier III at the Marine Terminal of Ponta da Madeira (TMPM)	2.1	2.8	4.7	9.6	Completion scheduled for February 2004 . The implementation of this project is proceeding on schedule with capex estimated at US$ 33.3 million. Pier III will have a shipment loading capacity of 18 million tons a year, increasing the capacity of TMPM to 74 million tons a year.

	Brucutu iron ore mine – Southern System	0.146	0.296	1.1	1.5	Completion of first phase scheduled for 2006, when the mine will have a production capacity of 12 million tons per year. The work is proceeding according to schedule. Total investment is budgeted at US$ 219.9 million.

	Nova Fábrica iron ore mine –Southern System	0.637	2.5	5.9	9.0	11% of the investment has already been realised and work is proceeding according to schedule. Fábrica Nova should reach nominal production capacity of 10 million tons a year in 2005, reaching 15 million tons in 2009. Total capex is estimated at US$ 84.4 million, with investment in 2003 budgeted at US$ 39.6 million. The project is on schedule and within budget.

	Conversion of RDMN	3.6	3.4	4.5	11.5	Total investment in the conversion of the furnaces at RDMN is estimated at US$ 15 million and, after completion, the plant will have a production capacity of 110,000 tons of manganese ferro-alloys. The first furnace is already in operation. The conversion of the second is expected for completion by the end of 2003.

Non Ferrous	Sossego Copper Mine	40.5	87.5	106.3	234.3	83% of the total investment for the project has already been carried out, which represents completion of around 90% of the work. Commissioning is scheduled for 1Q04., production ramp up for 2Q04, and start of commercial operations for July 04.

	Expansion of the Taquari- Vassouras Potash Mine	4.0	6.9	8.6	19.5	Completion scheduled for 1H05. 38% of the total investment in the project has already been realised. 42% of the work has already been completed. After the expansion, the mine will have a capacity increase of 850,000 tons a year.

Logistics	Purchase of Locomotives and Railcars	18.9	35.3	28.6	82.8	Of the 2,010 railcars and 77 locomotives which will be purchased by the end of 2003 , the company has already received 1,356 railcars and 66 locomotives. Part of this equipment will be allocated to the transport of general cargo and part for the transport of iron ore. 51% of the total investment, estimated at US$ 162.9 million has already been carried out.

	Praia Mole Marine Terminal (phases I & II)	0.707	1.5	3.0	5.2	Phase I was concluded in April 2003. After the completion of Phase II, scheduled for 2Q04, the shipment capacity of the terminal will be 14.5 million tons a year. Total investment is budgeted at US$ 20.9 million.

Aluminium	Paragominas	0.344	1.3	2.6	4.3	The start-up of the Paragmonias bauxite mine is scheduled for 2006, with an initial production capacity of 4.5 million tons per year, with a total investment of US$ 271 million.

	Alunorte stage 3	32.1	21.0	12.9	66.0	Project concluded in April 2003

	Alunorte stages 4 & 5	—	—	13.1	13.1	The project for the construction of modules 4 and 5 at Alunorte, which will add an additional 1.8 million tons to the plant capacity, began this quarter. This expansion is scheduled for completion in 2006, with total investment budgeted at approximately US$ 583 million.

3Q 03

US GAAP

Electricity	Aimorés Hydroelectric Plant	6.4	7.6	2.9	16.9	Full operation has been postponed to October 2004, as a result of delays in the relocation of a town due to legal issues. The construction of the plant is proceeding according to schedule. The plant will be ready within the initial period envisaged, but will not be able to generate electricity because the water reservoir will not be full.

	Candonga Hydroelectric Plant	6.7	5.4	3.6	15.7	Completion scheduled for December 2003. Almost 100% of the total investment in the project, estimated at US$ 40.1 million, has been completed.

MBR, a producer of iron ore controlled by Caemi, invested US$ 61.2 million in the first nine months of 2003, US$ 50.9 million in the expansion of its production capacity to 40 million tons a year in 2004. CADAM, a kaolin producer also controlled by Caemi, invested US$ 10.1 million in the same period. The investments made by MBR and CADAM were not included in the investments reported by CVRD.

Among affiliates and joint ventures, in the period from January to September 2003, MRN invested a total of US$ 30.2 million, US$ 21 million of which was spent on the completion of the project to expand its bauxite production capacity to 16.3 million tons a year, US$ 12.3 million was invested in Albras and US$ 16.8 million in Samarco.

INVESTMENTS - 3Q03

By business area	US$ million	%	By category	US$ million	%

Ferrous Minerals	585,9	67,2%	Capital infusions	54,1	6,2%
Logistics	62,3	7,1%	Maintenance & Environmental Protection	120,0	13,8%
Non-ferrous Minerals	167,8	19,3%	Projects	243,1	27,9%
Aluminum	31,9	3,7%	Mineral Prospecting & Technological Research	18,9	2,2%
Power Generation	12,8	1,5%	Information Technology	9,1	1,0%
Others	10,8	1,2%	Acquisitions	426,4	48,9%
Total	871,6	100,0%	Total	871,6	100,0%

3Q 03

US GAAP

FINANCIAL STATEMENTS

	US$ million

	3Q02	2Q03	3Q03

Gross operating revenues	1,137	1,219	1,483
Taxes	(39)	(49)	(51)
Net Operating Revenue	1,098	1,170	1,432
Cost of Goods Sold	(554)	(670)	(812)
Gross Profit	544	500	620
Gross Margin (%)	49.5	42.7	43.3
Selling, General and Administrative Expenses	(65)	(45)	(74)
Research and Development Expenses	(15)	(12)	(22)
Employee Profit-Sharing	(14)	(9)	(2)
Others	9	(46)	(21)
Operating Profit	459	388	501
Financial Revenues	10	29	27
Financial Expenses	(148)	(64)	(83)
Monetary Variation	(506)	257	(57)
Tax and Social Contribution (Current)	—	(135)	41
Tax and Social Contribution (Deferred)	148	(25)	(41)
Equity Income and Provision for Losses	(160)	35	89
Accounting Changes for Asset Write-offs	—	—	—
Minority Shareholding Participation	47	(29)	(9)
Net Earnings	(150)	456	468
Earnings per Share (US$)	(0.39)	1.19	1.22

BALANCE SHEET

	US$ million

	09/30/02	06/30/03	09/30/03

Assets
Current	2,893	2,482	3,139
Long-term	1,170	1,727	1,483
Fixed	3,429	5,574	6,878
Total	7,492	9,783	11,500
Liabilities
Current	1,602	2,044	2,602
Long Term	3,282	3,177	4,257
Shareholders’ Equity	2,608	4,562	4,641
Paid-up Capital	2,944	3,367	3,367
Reserves	(336)	1,195	1,274
Total	7,492	9,783	11,500

3Q 03

US GAAP

CASH FLOW STATEMENT

	US$ million

	3Q02	2Q03	3Q03

Cash flows from operating activities:
Net income	(150)	456	468
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	44	54	63
Dividends received	17	36	66
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	160	(35)	(89)
Deferred income taxes	(148)	25	41
Provisions for contingencies	(15)	108	—
Impairment of property, plant and equipment	0	12	0
Gain in accounting practice for asset retirement obligations	0	—	—
Pension plan	2	2	3
Foreign exchange and monetary losses	875	(258)	13
Net unrealized derivative losses	37	(1)	21
Minority interest	(47)	29	9
Others	17	(7)	(20)
Decrease (increase) in assets:
Accounts receivable	(90)	65	(24)
Inventories	(18)	(25)	(27)
Others	(54)	(26)	(1)
Increase (decrease) in liabilities:
Suppliers	(9)	18	(2)
Payroll and related charges	17	13	(15)
Others	33	(14)	(71)
Net cash provided by operating activities	671	452	435
Cash flows from investing activities:
Loans and advances receivable	33	(53)	36
Guarantees and deposits	(22)	(152)	78
Additions to investments	0	(61)	(8)
Additions to property, plant and equipment	(191)	(308)	(443)
Proceeds from disposals of property, plant and equipment	50	37	21
Net cash used to acquire subsidiaries	0	—	(380)
Net cash used in investing activities	(130)	(537)	(696)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(354)	60	(4)
Loans	10	(6)	46
Long-term debt	148	40	779
Repayments of long-term debt	(105)	(179)	(139)
Interest attributed to stockholders	0	(215)	(33)
Net cash used in financing activities	(301)	(300)	649
Increase (decrease) in cash and cash equivalents	240	(385)	388
Effect of exchange rate changes on cash and cash equivalents	(410)	67	(14)
Cash and cash equivalents, beginning of period	1.572	1.284	966
Cash and cash equivalents, end of period	1,402	966	1,340
Cash paid during the period for:
Interest on short-term debt	(15)	(1)	0
Interest on long-term debt, net of interest capitalized	(43)	(28)	(50)
Interest capitalized	1	5	4
Income tax	0	(27)	(6)
Non-cash transactions
Conversion of loans receivable to investments	20	76	9

3Q 03

US GAAP

Ferrous Minerals Companies

IRON ORE AND PELLETS FINANCIAL INDICATORS

	US$ million

KOBRASCO	3Q02	2Q03	3Q03

Volume Sold (‘000 tons)	850	1,128	1,000
Export Markets	850	667	800
Domestic Market	0	461	200
Average Price (US$/ton)	29.47	30.35	34.59

Net Operating Revenues	25	34	35
COGS	(21)	(30)	(28)
Operating Profit	4	2	6
Net Financial Result	(46)	16	(2)
Net Earnings	(28)	11	3
Gross Margin (%)	16.0	11.8	20.0
Adjusted EBITDA	5	2	7
Adjusted EBITDA Margin (%)	20.0	5.8	20.0
Total Debt	147	102	102
- Short Term	0	0	0
- Long Term	147	102	102

NIBRASCO	3Q02	2Q03	3Q03

Volume Sold (‘000 tons)	1,842	1,719	1,626
Export Markets	290	513	509
Domestic Market	1,552	1,206	1,117
Average Price (US$/ton)	25.96	26.77	33.79

Net Operating Revenues	52	50	60
COGS	(47)	(51)	(53)
Operating Profit	3	(1)	6
Net Financial Result	0	0	(1)
Net Earnings	2	(1)	6
Gross Margin (%)	9.6	(2.0)	11.7
Adjusted EBITDA	4	0	7
Adjusted EBITDA Margin (%)	7.7	0.0	11.7
Total Debt	4	2	2
- Short Term	2	2	2
- Long Term	2	0	0

ITABRASCO	3Q02	2Q03	3Q03

Volume Sold (‘000 tons)	815	843	838
Export Markets	572	778	838
Domestic Market	243	65	0
Average Price (US$/ton)	30.06	35.25	32.96

Net Operating Revenues	26	31	27
COGS	(23)	(26)	(25)
Operating Profit	1	7	1
Net Financial Result	5	(2)	1
Net Earnings	4	3	2
Gross Margin (%)	11.5	16.1	7.4
Adjusted EBITDA	1	7	1
Adjusted EBITDA Margin (%)	3.8	22.6	3.7
Total Debt	16	0	1
- Short Term	0	0	0
- Long Term	16	0	1

3Q 03

US GAAP

IRON ORE AND PELLETS FINANCIAL INDICATORS

	US$ million

HISPANOBRAS	3Q02	2Q03	3Q03

Volume Sold (‘000 tons)	685	890	824
Export Markets	165	625	94
Domestic Market	520	265	730
Average Price (US$/ton)	32.07	36.33	32.59

Net Operating Revenues	24	32	27
COGS	(20)	(28)	(21)
Operating Profit	2	6	1
Net Financial Result	3	(2)	(1)
Net Earnings	4	4	0
Gross Margin (%)	16.7	12.5	22.2
Adjusted EBITDA	2	6	2
Adjusted EBITDA Margin (%)	8.3	18.8	7.4

SAMARCO	3Q02	2Q03	3Q03

Volume Sold Iron Ore- Export Markets (‘000 tons)	596	938	569
Average Price (US$/ton)	15.81	16.57	17.56
Volume Sold Pellets- Export Markets (‘000 tons)	3,275	3,339	3,359
Average Price (US$/ton)	30.13	35.03	35.47

Net Operating Revenues	100	125	119
COGS	(47)	(59)	(58)
Gross Margin (%)	53.0	52.8	51.3
Adjusted EBITDA	45	57	54
Adjusted EBITDA Margin (%)	45.0	45.6	45.4
Operating Income	40	51	48
Net Financial Result	(52)	8	(5)
Net Income	(24)	46	33
Total Debt	246	188	174
- Short Term	170	138	136
- Long Term	76	50	38

GIIC*	3Q02	2Q03	3Q03

Volume Sold - (‘000 tons)	643	1,178	900
Average Price (US$/ton)	41.55	43.30	41.18

Net Operating Revenues	25	49	41
COGS	(23)	(37)	(30)
Operating Income	1	8	6
Net Financial Result	0	0	0
Gross Margin (%)	8.0	24.5	26.8
Net Income	2	8	6
Adjusted EBITDA	3	8	7
Adjusted EBITDA Margin (%)	12.0	16.3	17.1
Total Debt	40	35	30
- Short Term	0	0	0
- Long Term	40	35	30

*Financial indicators calculated according to standards set by the International Accounting Standards Committee

3Q 03

US GAAP

Aluminum Companies

ALUMINUM FINANCIAL INDICATORS

	US$ million

MRN	3Q02	2Q03	3Q03

Volume Sold (‘000 tons)	2,554	3,512	4,049
Export Markets	740	958	1,324
Domestic Market	1,814	2,554	2,725
Average Price (US$/ton)	18.46	18.98	19.21

Net Operating Revenues	43	64	73
COGS	(30)	(34)	(39)
Operating Profit	12	29	33
Net Financial Result	17	(12)	(1)
Gross Margin (%)	30.2	46.9	46.6
Net Earnings	30	15	28
Adjusted EBITDA	22	39	45
Adjusted EBITDA Margin (%)	51.2	60.9	61.6
Total Debt	101	200	203
- Short Term	23	134	145
- Long Term	78	66	58

ALBRAS	3Q02	2Q03	3Q03

Volume Sold (‘000 tons)	104	106	111
Export Markets	101	102	107
Domestic Market	3	4	4
Average Price (US$/ton)	1,289.68	1,326.07	1,366.25

Net Operating Revenues	133	142	152
COGS	(79)	(91)	(92)
Adjusted EBITDA	56	50	62
Adjusted EBITDA Margin (%)	42.1	35.2	40.8
Operating Income	52	46	58
Net Financial Result	(153)	58	(31)
Gross Margin (%)	40.6	35.9	39.5
Net Income	(101)	77	27
Total Debt	519	400	387
- Short Term	20	0	0
- Long Term	499	400	387

VALESUL	3T02	2T03	3T03

Volume Sold (‘000 tons)	18	24	26
Export Markets	8	15	17
Domestic Market	10	9	9
Average Price (US$/ton)	1,654.96	1,685.82	1,668.32

Net Operating Revenues	30	38	41
COGS	(20)	(30)	(33)
Operating Profit	8	3	7
Net Financial Result	0	0	0
Gross Margin (%)	33.3	21.1	19.5
Net Earnings	7	1	5
Adjusted EBITDA	9	5	8
Adjusted EBITDA Margin (%)	30.0	13.2	19.5
Total Debt	1	2	2
- Short Term	0	1	1
- Long Term	1	1	1

3Q 03

US GAAP

Steel Companies

STEEL FINANCIAL INDICATORS

	US$ million

CSI	3Q02	2Q03	3Q03

Volume Sold (‘000 tons)	508	447	508
Average Price (US$/ton)	382.38	401.96	374.08

Net Operating Revenues	196	182	191
COGS / Other Expenses	(173)	(179)	(195)
Operating Profit	23	3	(4)
Net Financial Result	(3)	(3)	(2)
Net Earnings	12	0	(3)
Adjusted EBITDA	30	11	3
Adjusted EBITDA Margin (%)	15.3	6.0	1.6

3Q 03

US GAAP

APPENDIX

Reconciliation of non-GAAP information and comparable GAAP information

(1)  Annualized Operational ROE (%)

	3T02	2T03	3T03

(Adjusted EBIT x 4 / Stockholder’s equity)	70.4	34.0	43.2

(2)  Adjusted EBIT

		US$ million

	3Q02	2Q03	3Q03

Net operating revenues	1,098	1,170	1,432
COGS	(554)	(670)	(812)
SG&A expenses	(65)	(45)	(74)
Research and development	(15)	(12)	(22)
Employee profit sharing plan	(14)	(9)	(2)
Others	9	(46)	(21)
Operating income (Adjusted EBIT)	459	388	501

(3)  Adjusted EBITDA

The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

	US$ million

	1Q03	2Q03	3Q03

Operating Cash Flow	356	452	435
Income tax	—	—	(47)
Income tax paid	6	27	6
Monetary and Foreign Exchange Losses	92	1	44
Financial Expenses	41	32	12
Net Working Capital	(45)	(31)	140
Others	(8)	9	40
Adjusted EBITDA	442	490	630

3Q 03

US GAAP

       (4)  Adjusted EBITDA Margin

	3Q02	2Q03	3Q03

Adjusted EBITDA Margin (Adjusted EBITDA/Net Revenues)	47.4	41.9	44.0
Operating Income / Net Revenues	41.8	33.2	35.0

       (5)  Net Debt

RECONCILIATION BETWEEN GROSS DEBT VS. NET DEBT

	US$ million

	3Q02	2Q03	3Q03

Gross Debt	3,579	3,282	4,304
Cash and cash equivalents	(1,402)	(966)	(1,340)
Net Debt	2,177	2,316	2,964

       (6)  Gross Debt / Adjusted LTM EBITDA

	3Q02	2Q03	3Q03

Gross Debt / adjusted LTM EBITDA (x)	2.12	1.74	2.15
Gross Debt/Operating Cash Flow (x)	1.33	1.82	2.47

       (7)  Gross Debt/ Firm Value

	3Q02	2Q03	3Q03

Gross Debt/ Firm Value (FV)	0.29	0.23	0.22
Gross Debt/ Assets	0.48	0.34	0.37

Firm Value = Gross Debt + Market capitalization

       (8)  Adjusted EBITDA / Interest expenses

	3Q02	2Q03	3Q03

Adjusted EBITDA / Interest expenses (x)	10.0	12.0	11.7
Operating income / Financial expenses (x)	3.1	6.1	6.0

This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD Form 20F.”

3Q 03

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2

Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002	F-3

Consolidated Statements of Income for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for the nine-month periods ended September 30, 2003 and 2002	F-5

Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for the nine-month periods ended September 30, 2003 and 2002	F-6

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for
the nine-month periods ended September 30, 2003 and 2002
F-7

Notes to the Consolidated Financial Information	F-8

Supplemental Financial Information	S-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of September 30, 2003, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for the nine-month periods ended September 30, 2003 and 2002. This financial information is the responsibility of the Company’s management. The unaudited financial information of certain affiliates, the investments in which total US$ 248 million at September 30, 2003 and equity in earnings which total US$ 15 million, US$ 9 million, US$ 17 million, US$ 37 million and US$ 16 million for the three-month periods ended September 30, 2003, June 30, 2003 and September 30, 2002 and for the nine-month periods ended September 30, 2003 and 2002, respectively, and that of certain subsidiaries, which statements reflect total revenues of US$ 82 million and US$ 133 million for the three and nine-month periods ended September 30, 2002, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended (not presented herein). In our report dated February 21, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
November 7, 2003

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September	December
	30, 2003	31, 2002

	(unaudited)
Assets
Current assets
Cash and cash equivalents	1,340	1,091
Accounts receivable
Related parties	125	121
Unrelated parties	617	539
Loans and advances to related parties	27	49
Inventories	505	292
Deferred income tax	121	211
Others	404	286

	3,139	2,589

Property, plant and equipment, net	5,888	3,297
Investments in affiliated companies and joint ventures and other investments and provision for losses on equity investments	990	732
Other assets
Goodwill on acquisition of subsidiaries	480	412
Loans and advances
Related parties	61	89
Unrelated parties	68	73
Prepaid pension cost	79	79
Deferred income tax	266	358
Judicial deposits	390	239
Unrealized gain on derivative instruments	2	3
Others	137	84

	1,483	1,337

TOTAL	11,500	7,955

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

(Continued)

	September	December
	30, 2003	31, 2002

	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	418	325
Payroll and related charges	94	76
Interest attributed to stockholders	419	3
Current portion of long-term debt - unrelated parties	1,147	717
Short-term debt	129	184
Loans from related parties	101	64
Others	294	139

	2,602	1,508

Long-term liabilities
Employees post-retirement benefits	173	141
Long-term debt - unrelated parties	2,921	2,359
Loans from related parties	6	7
Provisions for contingencies (Note 9)	563	428
Unrealized loss on derivative instruments	87	76
Others	214	122

	3,964	3,133

Minority interests	293	27

Stockholders’ equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	1,055	904
Common stock - 300,000,000 no-par-value shares authorized and 249,983,143 issued	1,902	1,630
Treasury stock - 4,183 (2002 - 4,481) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(4,449)	(5,175)
Appropriated retained earnings	2,251	2,230
Unappropriated retained earnings	3,472	3,288

	4,641	3,287

TOTAL	11,500	7,955

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income (Loss)
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended
	Three months ended			September 30,

	September	June	September
	30, 2003	30, 2003	30, 2002	2003	2002

Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	918	761	713	2,425	2,083
Gold	5	7	21	21	90
Manganese and ferroalloys	81	89	92	245	216
Potash	28	21	27	70	67
Others	25	14	13	55	33

	1,057	892	866	2,816	2,489
Revenues from logistic services	159	138	118	412	360
Aluminum products	243	188	146	598	312
Other products and services	24	1	7	29	20

	1,483	1,219	1,137	3,855	3,181
Value-added tax	(51)	(49)	(39)	(143)	(117)

Net operating revenues	1,432	1,170	1,098	3,712	3,064

Operating costs and expenses
Cost of ores and metals sold	(530)	(438)	(374)	(1,396)	(1,187)
Cost of logistic services	(89)	(73)	(63)	(232)	(196)
Cost of aluminum products	(185)	(157)	(113)	(484)	(273)
Others	(8)	(2)	(4)	(11)	(18)

	(812)	(670)	(554)	(2,123)	(1,674)
Selling, general and administrative expenses	(74)	(45)	(65)	(168)	(173)
Research and development	(22)	(12)	(15)	(45)	(36)
Employee profit sharing plan	(2)	(9)	(14)	(23)	(20)
Others	(21)	(46)	9	(101)	(73)

	(931)	(782)	(639)	(2,460)	(1,976)

Operating income	501	388	459	1,252	1,088

Non-operating income (expenses)
Financial income	27	29	10	84	87
Financial expenses	(83)	(64)	(148)	(229)	(327)
Foreign exchange and monetary gains (losses), net	(57)	257	(506)	250	(837)

	(113)	222	(644)	105	(1,077)

Income before income taxes, equity results and minority interests	388	610	(185)	1,357	11

Income taxes
Current	41	(135)	—	(100)	(4)
Deferred	(41)	(25)	148	(131)	262

	—	(160)	148	(231)	258

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	89	35	(160)	218	(208)
Minority interests	(9)	(29)	47	(56)	50

Income (loss) from continuing operations	468	456	(150)	1,288	111

Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	(10)	—

Net income (loss)	468	456	(150)	1,278	111

Basic earnings(losses) per Preferred Class A Share	1.22	1.19	(0.39)	3.33	0.29

Basic earnings(losses) per Common Share	1.22	1.19	(0.39)	3.33	0.29

Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	245,268	245,268	245,268
Preferred Class A shares	138,571	138,571	138,575	138,571	138,575

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Nine months ended
	Three months ended			September 30,

	September	June	September
	30, 2003	30, 2003	30, 2002	2003	2002

Cash flows from operating activities:
Net income (loss)	468	456	(150)	1,278	111
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	63	54	44	160	171
Dividends received	66	36	17	138	72
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(89)	(35)	160	(218)	208
Deferred income taxes	41	25	(148)	131	(262)
Current income taxe contingency	—	108	—	108	—
Provisions for others contingencies	—	—	(15)	9	54
Impairment of property, plant and equipment	—	12	—	12	11
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	10	—
Pension plan	3	2	2	8	8
Foreign exchange and monetary losses (gains)	13	(258)	875	(387)	1,341
Net unrealized derivative losses (gains)	21	(1)	37	23	50
Minority interests	9	29	(47)	56	(50)
Others	(20)	(7)	17	(21)	145
Decrease (increase) in assets:
Accounts receivable	(24)	65	(90)	105	(172)
Inventories	(27)	(25)	(18)	(28)	(43)
Others	(1)	(26)	(54)	(28)	(84)
Increase (decrease) in liabilities:
Suppliers	(2)	18	(9)	(77)	(23)
Payroll and related charges	(15)	13	17	(8)	22
Others	(71)	(14)	33	(28)	39

Net cash provided by operating activities	435	452	671	1,243	1,598

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(15)	(54)	(6)	(92)	(35)
Repayments	33	—	23	62	52
Others	18	1	16	35	18
Guarantees and deposits	78	(152)	(22)	(86)	(61)
Additions to investments	(8)	(61)	—	(69)	(1)
Additions to property, plant and equipment	(443)	(308)	(191)	(949)	(508)
Proceeds loss disposal of assets	21	—	49	21	49
Proceeds from disposals of property, plant and equipment	—	37	1	37	2
Cash used to acquire subsidiaries, net of cash acquired	(380)	—	—	(380)	(45)

Net cash used in investing activities	(696)	(537)	(130)	(1,421)	(529)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(4)	60	(354)	(37)	(143)
Loans
Related parties
Additions	48	—	20	48	32
Repayments	(2)	(6)	(10)	(24)	(29)
Issuances of long-term debt
Related parties	—	—	—	2	11
Others	779	40	148	996	661
Repayments of long-term debt
Related parties	—	(4)	—	(4)	(15)
Others	(139)	(175)	(105)	(415)	(245)
Interest attributed to stockholders	(33)	(215)	—	(248)	(329)

Net cash used in financing activities	649	(300)	(301)	318	(57)

Increase (decrease) in cash and cash equivalents	388	(385)	240	140	1,012
Effect of exchange rate changes on cash and cash equivalents	(14)	67	(410)	109	(727)
Cash and cash equivalents, beginning of period	966	1,284	1,572	1,091	1,117

Cash and cash equivalents, end of period	1,340	966	1,402	1,340	1,402

Cash paid during the period for:
Interest on short-term debt	—	(1)	(15)	(7)	(31)
Interest on long-term debt, net of interest capitalized	(50)	(28)	(43)	(127)	(111)
Interest capitalized	4	5	1	13	11
Income tax	(6)	(27)	—	(39)	(4)
Non-cash transactions
Conversion of loans receivable to investments	9	76	20	96	40

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended
	Three months ended			September 30,

	September	June	September
	30, 2003	30, 2003	30, 2002	2003	2002

Preferred class A stock (including one special share)
Beginning of the period	1,055	904	904	904	820
Transfer from appropriated retained earnings	—	151	—	151	84

End of the period	1,055	1,055	904	1,055	904

Common stock
Beginning of the period	1,902	1,630	1,630	1,630	1,479
Transfer from appropriated retained earnings	—	272	—	272	151

End of the period	1,902	1,902	1,630	1,902	1,630

Treasury stock
Begining and end of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive income
Cumulative translation adjustments
Beginning of the period	(4,406)	(4,999)	(4,253)	(5,185)	(3,475)
Change in the period	(67)	593	(1,042)	712	(1,820)

End of the period	(4,473)	(4,406)	(5,295)	(4,473)	(5,295)

Unrealized gain on available-for-sale security
Beginning of the period	18	13	—	—	—
Change in the period	(4)	5	—	14	—

End of the period	14	18	—	14	—

Adjustments relating to investments in affiliates
Begining and end of the period	10	10	10	10	10

Total other cumulative comprehensive income	(4,449)	(4,378)	(5,285)	(4,449)	(5,285)

Appropriated retained earnings
Beginning of the period	2,292	2,351	2,425	2,230	3,212
Transfer (to) from retained earnings	(41)	364	(790)	444	(1,342)
Transfer to capital stock	—	(423)	—	(423)	(235)

End of the period	2,251	2,292	1,635	2,251	1,635

Retained earnings
Beginning of the period	3,281	3,321	2,846	3,288	2,184
Net income	468	456	(150)	1,278	111
Interest attributed to stockholders
Preferred class A stock ($0.87 and $0.39 per share in 2003 and 2002)	(115)	(48)	(62)	(235)	(116)
Common stock ($0.87 and $0.39 per share in 2003 and 2002)	(203)	(84)	(110)	(415)	(207)
Appropriation (to) from reserves	41	(364)	790	(444)	1,342

End of the period	3,472	3,281	3,314	3,472	3,314

Total stockholders’ equity	4,641	4,562	2,608	4,641	2,608

Comprehensive income is comprised as follows:
Net income (loss)	468	456	(150)	1,278	111
Cumulative translation adjustments	(67)	593	(1,042)	712	(1,820)
Unrealized gain (loss) on available-for-sale security	(4)	5	—	14	—

Total comprehensive income (loss)	397	1,054	(1,192)	2,004	(1,709)

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,405)	(4,719,635)	(4,719,921)	(4,719,651)	(4,715,261)
Acquisitions	—	—	—	—	(4,660)
Sales	52	230	—	298	—

End of the period	(4,719,353)	(4,719,405)	(4,719,921)	(4,719,353)	(4,719,921)

	383,839,703	383,839,651	383,839,135	383,839,703	383,839,135

(1)  As of September 30, 2003, 4,715,170 common shares and 4,183 preferred shares were held in treasury in the amount of US$ 88. The 4,715,170 common shares guarantees a loan given to our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity

Alumina do Norte do Brasil S.A - Alunorte	57	Brazil	Aluminum
CADAM S.A. (2) (4)	61	Brazil	Kaolin
CELMAR S.A. - Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. - FERTECO (3)	100	Brazil	Iron ore and Pellets
Florestas Rio Doce S.A.	100	Brazil	Forestry
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (1)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. - MBR (2) (4)	85	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Rio Doce Manganese Norway - RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
SIBRA - Eletrosiderúrgica Brasileira S.A.	100	Brazil	Manganese and Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and Manganese
Vale do Rio Doce Alumínio S.A. - ALUVALE	100	Brazil	Aluminum

(1)	Development stage companies
(2)	Through Caemi Mineração e Metalurgia S.A.
(3)	Merged with CVRD as from August 29, 2003
(4)	Consolidated as from September 1, 2003

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information as of September 30, 2003 for the three-month periods ended September 30, 2003, June 30, 2003, and September 30, 2002 and for the nine month periods ended September 30, 2003 and 2002 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2003.

This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2002.

The provision for losses on equity investments relates to our investments in affiliates which have reported negative stockholders’ equity in their financial information prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity.

Other current assets include $30 related to ships held for sale, at September 30, 2003.

4	Change in accounting practice

In June 2001, the FASB issued SFAS 143 - “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, as a consequence an additional $26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting change of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be depleted over the useful lives of the related assets.

5	Recently-issued accounting pronouncements

In June 2002, the FASB has issued SFAS 146 - “Accounting for Costs Associated with Exit or Disposal Activities”. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not committed to disposal of or disposed of any significant activities since adoption.

In November 2002 the FASB issued FIN 45 - “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation, applicable as from December 31, 2002 are disclosed in Note 9. We have not issued any material guarantees since December 31, 2002.

In January 2003, FASB issued Interpretation No. 46 (FIN 46) – Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. We are evaluating the impact on our financial statements.

In May 2003. FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) this Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Board decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We do not expect SFAS 150 to have a material impact on our financial statements.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

	Nine months ended September 30 - %

	2003	2002

Federal income tax	25	25
Social contribution	9	9

Composite tax rate	34	34

The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:

				Nine months ended
	Three months ended			September 30,

	September	June 30,	September
	30, 2003	2003	30, 2002	2003	2002

Income before income taxes, equity results and minority interests	388	610	(185)	1,357	11

Federal income tax and social contribution expense at statutory enacted rates	(132)	(207)	63	(461)	(4)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	107	59	47	229	90
Exempt foreign income (expenses)	9	(26)	82	(33)	174
Tax incentives	8	40	—	48	2
Valuation allowance	4	—	(43)	13	(37)
Other non-taxable gains (losses)	4	(26)	23	(27)	33
Adjustment to reflect expected annual effective tax rate	—	—	(24)	—	—

Federal income tax and social contribution expense in consolidated statements of income	—	(160)	148	(231)	258

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expires in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	September 30,	December 31,
	2003	2002

Finished products
Iron ore and pellets	168	86
Manganese and ferroalloys	62	51
Alumina	20	15
Others	26	12
Spare parts and maintenance supplies	229	128

	505	292

8	Investments in affiliated companies and joint ventures, unless otherwise stated

	September 30, 2003				Investments		Goodwill

				Net
				income	September		September
	Participation in		Net	for the	30,	December	30,	December
	capital (%)		equity	period	2003	31, 2002	2003	31, 2002

	voting	total

Steel
Usinas Siderúrgicas de Minas Gerais S.A USIMINAS	22.99	11.46	270	296	31	—	—	—
Companhia Siderúrgica de Tubarão - CST (1)	24.93	28.02	307	101	86	27	—	—
California Steel Industries Inc. - CSI	50.00	50.00	204	2	102	107	—	—
SIDERAR (costs $15) - available for sale investments	4.85	4.85	—	—	62	30	—	—

					281	164	—	—
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	418	53	167	162	—	—
Valesul Alumínio S.A. - VALESUL	54.51	54.51	96	14	52	39	—	—
Alumínio Brasileiro S.A. - ALBRAS	51.00	51.00	197	183	101	—	—	—
Alumina do Norte do Brasil S.A. - ALUNORTE (Consolidated as from ‘September 30, 2002, after acquisition of control)	62.09	57.03	—	—	—	—	—	—

					320	201	—	—
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	17	—	77	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	33	6	17	12	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	34	5	17	14	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	24	5	12	9	—	—
Gulf Industrial Investment Company - GIIC	50.00	50.00	75	18	37	37	—	—
SAMARCO Mineração S.A. - SAMARCO	50.00	50.00	392	117	196	154	37	30
Minas da Serra Gera S.A - MSG	50.00	50.00	34	4	17	9	—	—
Others	—	—	—	—	14	12	—	—

					310	324	37	30
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	10.96	11.12	284	92	32	25	—	—
Others	—	—	—	—	25	15	—	—

					57	40	—	—

					968	729	37	30

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS					—	(1)	—	—
Companhia Ferroviária do Nordeste - CFN					—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO					(9)	(16)	—	—
Ferroban - Ferrovias Bandeirantes S.A.					—	—	—	—
Ferrovia Centro-Atlântica S.A. - FCA					—	—	—	—
MRS Logística S.A					—	(6)	—	—
Sepetiba Tecon S.A.					(6)	(4)	—	—

					(15)	(27)	—	—

Total					953	702	37	30

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity Adjustments

				Nine months ended
	Three months ended			September 30,

		June
	September	30,	September
	30, 2003	2003	30, 2002	2003	2002

Steel
Usinas Siderúrgicas de Minas Gerais S.A USIMINAS	14	10	(7)	34	(15)
Companhia Siderúrgica de Tubarão - CST (1)	14	6	16	26	11
California Steel Industries Inc. - CSI	(2)	—	6	1	12
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—

	26	16	15	61	8
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	11	6	12	21	31
Valesul Alumínio S.A. - VALESUL	2	1	4	7	8
Alumínio Brasileiro S.A. - ALBRAS	14	40	—	93	—
Alumina do Norte do Brasil S.A. - ALUNORTE (Consolidated as from ‘September 30, 2002, after acquisition of control)	—	—	—	—	(23)

	27	47	16	121	16
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (3)	3	7	(88)	15	(87)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	3	(1)	1	3	2
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	2	2	4	5
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	(2)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	1	1	2	2	4
Gulf Industrial Investment Company - GIIC	3	4	—	9	3
SAMARCO Mineração S.A. - SAMARCO	17	23	(11)	59	(3)
Minas da Serra Gera S.A - MSG	1	1	(3)	3	—
Others	—	—	(1)	—	—

	29	37	(98)	95	(78)
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	5	2	3	10	5
Others	6	(1)	3	8	(22)

	11	1	6	18	(17)

	93	101	(61)	295	(71)

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS	—	—	(47)	1	(59)
Companhia Ferroviária do Nordeste - CFN	—	(2)	(1)	(2)	(3)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	1	6	(12)	10	(17)
Ferroban - Ferrovias Bandeirantes S.A.	—	—	1	—	(1)
Ferrovia Centro-Atlântica S.A. - FCA	(8)	(73)	(22)	(92)	(32)
MRS Logística S.A	2	3	(7)	6	(14)
Sepetiba Tecon S.A.	1	—	(11)	—	(11)

	(4)	(66)	(99)	(77)	(137)

Total	89	35	(160)	218	(208)

[Additional columns below]

[Continued from above table, first column(s) repeated]

						Quoted
	Dividends received					market

				Nine months ended		September
	Three months ended			September 30,		30,

		June
	September	30,	September
	30, 2003	2003	30, 2002	2003	2002	2003

Steel
Usinas Siderúrgicas de Minas Gerais S.A USIMINAS	3	—	2	3	4	128
Companhia Siderúrgica de Tubarão - CST (1)	30	—	1	35	1	295
California Steel Industries Inc. - CSI	2	3	6	5	6	—
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—	62

	35	3	9	43	11	485
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	11	—	8	16	31	—
Valesul Alumínio S.A. - VALESUL	—	3	—	3	—	—
Alumínio Brasileiro S.A. - ALBRAS	—	—	—	—	—	—
Alumina do Norte do Brasil S.A. - ALUNORTE (Consolidated as from ‘September 30, 2002, after acquisition of control)	—	—	—	—	—	—

	11	3	8	19	31	—
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	3	182
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	—	2	1	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	1	—	1	—	—
Gulf Industrial Investment Company - GIIC	4	—	—	9	6	—
SAMARCO Mineração S.A. - SAMARCO	14	25	—	53	17	—
Minas da Serra Gera S.A - MSG	—	1	—	1	1	—
Others	—	—	—	—	—	—

	18	27	—	66	28	182
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	2	2	—	9	2	70
Others	—	1	—	1	—	—

	2	3	—	10	2	70

	66	36	17	138	72	737

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS	—	—	—	—	—	—
Companhia Ferroviária do Nordeste - CFN	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	—	—
Ferroban - Ferrovias Bandeirantes S.A.	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. - FCA	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	—	—
Sepetiba Tecon S.A.	—	—	—	—	—	—

	—	—	—	—	—	—

Total	66	36	17	138	72	737

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for US$ 60.
(2)	We have significant influence through a shareholders’ agreement – See Note 12 – Subsequent Events.
(3)	Consolidated as from September 01, 2003, after acquisition of control.

Caemi Pro-forma

The condensed pro-forma income statement below shows the impact of the acquisition of Caemi on the consolidated statements of income as if the current 60.23% participation in Caemi had been acquired on January 1, 2002 (instead of the 16.86% equity investment previously held).

	Nine-months ended (Unaudited)

	September 30, 2003			September 30, 2002

	CVRD	Pre-acquisition		CVRD
	Consolidated	CAEMI (1)	Pro Forma	Consolidated	CAEMI (2)	Pro Forma

Net operating revenues	3,712	424	4,136	3,064	414	3,478
Operating costs and expenses	(2,460)	(343)	(2,803)	(1,976)	(428)	(2,404)

Operating income (loss)	1,252	81	1,333	1,088	(14)	1,074
Non-operating income (expenses)	105	16	121	(1,077)	(128)	(1,205)

Income (loss) before income taxes, equity results and minority interests	1,357	97	1,454	11	(142)	(131)
Income taxes	(231)	(41)	(272)	258	39	297
Equity in results of affiliates and joint ventures	218	(20)	198	(208)	116	(92)
Minority interests	(56)	18	(38)	50	40 (3)	90

Income from continuing operations	1,288	54	1,342	111	53	164
Change in accounting pratice for asset retirement obligations	(10)	—	(10)	—	—	—

Net income	1,278	54	1,332	111	53	164

(1)	Period of January to August, 2003 (September is consolidated).
(2)	Period of January to September, 2002, net of consolidation adjustments.
(3)	Includes elimination of goodwill write-off related to Caemi equity investment - $86.

Acquisition cost of Caemi, net of cash acquired:

September 1, 2003

Estimated fair value of assets	1,699
Estimated fair value of liabilities	(716)

Net assets at fair value	983
Interest in total capital acquired	43.37%
Estimated fair value of net assets acquired	426
Purchase price	426
Less cash acquired	(46)

Acquisition cost of Caemi, net of cash acquired	380

9	Commitments and contingencies

(a)	At September 30, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $326, of which $278 is denominated in United States dollars and the remaining $48 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees

ALBRAS	249	US$	Debt guarantee	2007	None
	42	R$	Debt guarantee	2010	None
SEPETIBA TECON	18	US$	Debt guarantee	2005	None
	5	R$	Debt guarantee	2012	None
SAMARCO	9	US$	Debt guarantee	2020	None
VALESUL	1	R$	Debt guarantee	2006	None
NIBRASCO	2	US$	Debt guarantee	2004	Collateral Pledge

	326

We expect no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees except for commissions charged to Albras and Samarco.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2003		December 31, 2002

	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits

Labor claims	164	75	109	52
Civil claims	151	48	95	32
Tax - related actions	239	266	220	153
Others	9	1	4	2

	563	390	428	239

Labor - related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax - related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. An increase of $113 for tax deposits during 2003 relates to an action in which we challenged the annual limitation on use our tax loss carryforward.

Contingencies settled in the nine-month period ended September 30, 2003 and 2002, three-month period ended September 30, 2003, and 2002 and June 30, 2003 aggregated $191 $158, $138, $111 and $32, respectively, and additional provisions aggregated $114, $212, $66, $105 and $18, respectively.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the

Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial information with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to take annual delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,423.50 per metric ton, which at September 30, 2003, represents an annual commitment of $295. Actual take from Albras was $215, $192, $83, $64 and $67 during the nine-month period ended September 2003 and 2002, three-month period ended September 30, 2003 and 2002 and June 30, 2003, respectively.

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. This period was extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, As of September 30, 2003, both we and BNDES had remaining commitments to contribute an additional $54 towards exploration and development activities. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of January 1, 2003	42
Increase due to new subsidiaries	9
Accretion expense	2
Cumulative translation adjustment	7

Balance as of September 30, 2003	60

10	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum - comprises aluminum trading activities, alumina refining and investments joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations

	As of and for the three months ended September 30, 2003

				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,411	28	14	218	—	—	(651)	1,020
Gross revenues - Domestic	309	31	130	46	—	—	(53)	463
Cost and expenses	(1,282)	(38)	(91)	(210)	—	1	704	(916)
Depreciation, depletion and amortization	(50)	(6)	(3)	(4)	—	—	—	(63)
Pension plan	(3)	—	—	—	—	—	—	(3)

Operating income	385	15	50	50	—	1	—	501
Financial income	49	1	3	2	—	1	(29)	27
Financial expenses	(89)	(2)	(2)	(18)	(1)	—	29	(83)
Foreign exchange and monetary gains (losses), net	(48)	(4)	3	(8)	(1)	1	—	(57)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	32	—	(2)	27	26	6	—	89
Income taxes	(1)	—	(1)	(1)	—	3	—	—
Minority interests	(3)	—	—	(6)	—	—	—	(9)

Net income	325	10	51	46	24	12	—	468

Sales classified by geographic destination:
Export market
America, except United States	142	—	10	44	—	—	(87)	109
United States	91	2	—	6	—	—	(46)	53
Europe	532	19	4	96	—	—	(236)	415
Middle East/Africa/Oceania	85	—	—	—	—	—	(20)	65
Japan	162	6	—	26	—	—	(79)	115
China	275	1	—	46	—	—	(132)	190
Asia, other than Japan and China	124	—	—	—	—	—	(51)	73

	1,411	28	14	218	—	—	(651)	1,020
Domestic market	309	31	130	46	—	—	(53)	463

	1,720	59	144	264	—	—	(704)	1,483

Assets:
Property, plant and equipment, net	4,024	858	439	529	—	38	—	5,888
Additions to Property, plant and equipment	235	170	16	22	—	—	—	443
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	7	320	281	44	—	990

Capital employed	3,818	246	473	477	22	4	—	5,040

Operating income by product – after eliminations

	Three months ended September 30, 2003

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	554	147	701	(360)	341	—	(31)	310
Pellets	159	58	217	(158)	59	—	(2)	57
Manganese	7	4	11	(15)	(4)	—	—	(4)
Ferroalloys	46	24	70	(52)	18	—	(3)	15

	766	233	999	(585)	414	—	(36)	378
Non ferrous
Gold	5	—	5	13	18	—	—	18
Potash	—	28	28	(16)	12	—	(1)	11
Kaolin	21	4	25	(24)	1	—	(3)	(2)

	26	32	58	(27)	31	—	(4)	27
Aluminum
Alumina	107	42	149	(102)	47	—	(4)	43
Aluminum	77	4	81	(73)	8	—	—	8
Bauxite	12	1	13	(11)	2	—	—	2

	196	47	243	(186)	57	—	(4)	53
Logistics
Railroads	—	101	101	(45)	56	—	(17)	39
Ports	1	39	40	(22)	18	—	(2)	16
Ships	10	8	18	(29)	(11)	—	—	(11)

	11	148	159	(96)	63	—	(19)	44
Others	21	3	24	(25)	(1)	—	—	(1)

	1,020	463	1,483	(919)	564	—	(63)	501

Results by segment - before eliminations

	As of and for the three months ended June 30, 2003

				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,115	18	18	158	—	—	(495)	814
Gross revenues - Domestic	279	22	108	41	—	—	(45)	405
Cost and expenses	(1,039)	(40)	(68)	(175)	5	2	540	(775)
Depreciation, depletion and amortization	(45)	(2)	(3)	(4)	—	—	—	(54)
Pension plan	(2)	—	—	—	—	—	—	(2)

Operating income (loss)	308	(2)	55	20	5	2	—	388
Financial income	51	(1)	5	3	2	—	(31)	29
Financial expenses	(85)	—	(2)	(7)	(1)	—	31	(64)
Foreign exchange and monetary gains (losses), net	185	14	(12)	72	2	(4)	—	257
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	42	—	(72)	47	16	2	—	35
Income taxes	(139)	1	1	(24)	1	—	—	(160)
Minority interests	(1)	(3)	—	(25)	—	—	—	(29)

Net income (loss)	361	9	(25)	86	25	—	—	456

Sales classified by geographic destination:
Export market
America, except United States	121	—	4	36	—	—	(84)	77
United States	70	2	—	17	—	—	(47)	42
Europe	491	14	10	45	—	—	(185)	375
Middle East/Africa/Oceania	68	—	1	—	—	—	(14)	55
Japan	131	2	2	47	—	—	(60)	122
Asia, other than Japan	234	—	1	13	—	—	(105)	143

	1,115	18	18	158	—	—	(495)	814
Domestic market	279	22	108	41	—	—	(45)	405

	1,394	40	126	199	—	—	(540)	1,219

Assets:
Property, plant and equipment, net	3,103	634	212	522	—	31	—	4,502
Additions to Property, plant and equipment	177	94	17	20	—	—	—	308
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	—	2	305	277	29	—	1,072

Capital employed	2,875	158	245	486	19	10	—	3,793

Operating income by product - after eliminations

	Three months ended June 30, 2003

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	458	135	593	(301)	292	—	(20)	272
Pellets	118	50	168	(141)	27	(12)	(4)	11
Manganese	14	2	16	(3)	13	—	(1)	12
Ferroalloys	46	27	73	(51)	22	—	(2)	20

	636	214	850	(496)	354	(12)	(27)	315
Non ferrous
Gold	7	—	7	(7)	—	—	(2)	(2)
Potash	—	21	21	(12)	9	—	(1)	8
Kaolin	13	1	14	(10)	4	—	—	4

	20	22	42	(29)	13	—	(3)	10
Aluminum
Alumina	65	39	104	(88)	16	—	(4)	12
Aluminum	74	4	78	(68)	10	—	—	10
Bauxite	6	—	6	(6)	—	—	—	—

	145	43	188	(162)	26	—	(4)	22
Logistics
Railroads	—	79	79	(27)	52	—	(16)	36
Ports	—	38	38	(32)	6	—	(2)	4
Ships	13	8	21	(21)	—	—	—	—

	13	125	138	(80)	58	—	(18)	40
Others	—	1	1	2	3	—	(2)	1

	814	405	1,219	(765)	454	(12)	(54)	388

Results by segment - before eliminations

	As of and for the three months ended September 30, 2002

				Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,060	33	11	103	—	—	(451)	756
Gross revenues - Domestic	305	27	57	45	—	1	(54)	381
Cost and expenses	(1,002)	(33)	(34)	(113)	—	55	495	(632)
Depreciation, depletion and amortization	(36)	(3)	(3)	(1)	—	(1)	—	(44)
Pension plan	(1)	(1)	—	—	—	—	—	(2)

Operating income (loss)	326	23	31	34	—	55	(10)	459
Financial income	23	—	2	4	1	1	(21)	10
Financial expenses	(154)	(2)	(2)	(9)	(2)	—	21	(148)
Foreign exchange and monetary gains (losses), net	(391)	(29)	49	(140)	—	(5)	10	(506)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(109)	—	(38)	(31)	15	3	—	(160)
Income taxes	162	—	—	—	—	(14)	—	148
Minority interests	—	(3)	—	50	—	—	—	47

Net income (loss)	(143)	(11)	42	(92)	14	40	—	(150)

Sales classified by geographic destination:
Export market
America, except United States	73	—	8	4	—	—	(23)	62
United States	104	5	—	7	—	—	(46)	70
Europe	471	26	2	92	—	—	(198)	393
Middle/Africa/Oceania East	66	—	—	—	—	—	(15)	51
Japan	120	1	1	—	—	—	(57)	65
Asia, other than Japan	226	1	—	—	—	—	(112)	115

	1,060	33	11	103	—	—	(451)	756
Domestic market	305	27	57	45	—	1	(54)	381

	1,365	60	68	148	—	1	(505)	1,137

Assets:
Property, plant and equipment, net	2,046	313	127	321	—	42	—	2,849
Additions to Property, plant and equipment	107	38	4	28	—	14	—	191
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	300	4	12	128	136	—	—	580

Capital employed	2,168	137	140	196	16	26	5	2,688

(1) Control of Alunorte was acquired in June 2002 and it was consolidated from then.

Operating income by product – after eliminations

	Three months ended September 30, 2002

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	393	137	530	(217)	313	—	(19)	294
Pellets	154	29	183	(150)	33	—	(2)	31
Manganese	1	9	10	(14)	(4)	—	—	(4)
Ferroalloys	64	18	82	(61)	21	—	—	21

	612	193	805	(442)	363	—	(21)	342
Non ferrous
Gold	21	—	21	(11)	10	—	(1)	9
Potash	—	27	27	(9)	18	—	(1)	17
Kaolin	13	—	13	(3)	10	—	—	10

	34	27	61	(23)	38	—	(2)	36
Aluminum
Alumina	18	46	64	(35)	29	—	(2)	27
Aluminum	72	1	73	(60)	13	—	—	13
Bauxite	9	—	9	(7)	2	—	—	2

	99	47	146	(102)	44	—	(2)	42
Logistics
Railroads	—	66	66	(12)	54	—	(16)	38
Ports	—	36	36	(22)	14	—	(1)	13
Ships	11	5	16	(11)	5	—	(2)	3

	11	107	118	(45)	73	—	(19)	54
Others	—	7	7	(22)	(15)	—	—	(15)

	756	381	1,137	(634)	503	—	(44)	459

Results by segment - before eliminations

	As of and for the nine months ended September 30, 2003

				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	3,606	69	53	525	—	—	(1,622)	2,631
Gross revenues - Domestic	846	77	316	124	—	—	(139)	1,224
Cost and expenses	(3,322)	(116)	(220)	(544)	6	—	1,761	(2,435)
Depreciation, depletion and amortization	(131)	(11)	(8)	(10)	—	—	—	(160)
Pension plan	(8)	—	—	—	—	—	—	(8)

Operating income	991	19	141	95	6	—	—	1,252
Financial income	145	1	11	8	2	2	(85)	84
Financial expenses	(270)	(4)	(5)	(30)	(5)	—	85	(229)
Foreign exchange and monetary gains (losses), net	162	15	(12)	87	1	(3)	—	250
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	110	—	(85)	122	61	10	—	218
Income taxes	(206)	—	(1)	(27)	—	3	—	(231)
Minority interests	(5)	(4)	—	(47)	—	—	—	(56)

Income from continuing operations	927	27	49	208	65	12	—	1,288
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	—	(10)

Net income	917	27	49	208	65	12	—	1,278

Sales classified by geographic destination:
Export market
America, except United States	379	—	28	111	—	—	(243)	275
United States	262	8	—	25	—	—	(143)	152
Europe	1,463	50	20	228	—	—	(591)	1,170
Middle East/Africa/Oceania	204	—	4	—	—	—	(50)	158
Japan	404	9	—	96	—	—	(188)	321
China	607	2	—	65	—	—	(284)	390
Asia, other than Japan and China	287	—	1	—	—	—	(123)	165

	3,606	69	53	525	—	—	(1,622)	2,631
Domestic market	846	77	316	124	—	—	(139)	1,224

	4,452	146	369	649	—	—	(1,761)	3,855

Assets:
Property, plant and equipment, net	4,024	858	439	529	—	38	—	5,888
Additions to Property, plant and equipment	503	315	65	65	—	1	—	949
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	7	320	281	44	—	990

Capital employed	3,818	246	473	477	22	4	—	5,040

Operating income by product – after eliminations

	Nine months ended September 30, 2003

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	1,433	408	1,841	(928)	913	—	(69)	844
Pellets	429	155	584	(467)	117	(12)	(9)	96
Manganese	30	8	38	(23)	15	—	(1)	14
Ferroalloys	139	68	207	(157)	50	—	(7)	43

	2,031	639	2,670	(1,575)	1,095	(12)	(86)	997
Non ferrous
Gold	21	—	21	(2)	19	—	(2)	17
Potash	—	70	70	(40)	30	—	(3)	27
Kaolin	47	8	55	(44)	11	—	(4)	7

	68	78	146	(86)	60	—	(9)	51
Aluminum
Alumina	231	115	346	(263)	83	—	(10)	73
Aluminum	221	8	229	(207)	22	—	—	22
Bauxite	22	1	23	(21)	2	—	—	2

	474	124	598	(491)	107	—	(10)	97
Logistics
Railroads	—	246	246	(94)	152	—	(47)	105
Ports	1	105	106	(63)	43	—	(6)	37
Ships	36	24	60	(89)	(29)	—	—	(29)

	37	375	412	(246)	166	—	(53)	113
Others	21	8	29	(33)	(4)	—	(2)	(6)

	2,631	1,224	3,855	(2,431)	1,424	(12)	(160)	1,252

Results by segment - before eliminations

	As of and for the nine months ended September 30, 2002

				Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	3,061	119	30	270	—	—	(1,318)	2,162
Gross revenues - Domestic	790	70	236	45	—	4	(126)	1,019
Cost and expenses	(2,791)	(128)	(171)	(278)	(24)	44	1,434	(1,914)
Depreciation, depletion and amortization	(134)	(22)	(12)	(2)	—	(1)	—	(171)
Pension plan	(7)	(1)	—	—	—	—	—	(8)

Operating income (loss)	919	38	83	35	(24)	47	(10)	1,088
Financial income	116	—	8	8	2	1	(48)	87
Financial expenses	(350)	(5)	(5)	(9)	(6)	—	48	(327)
Foreign exchange and monetary gains (losses), net	(688)	(47)	33	(140)	—	(5)	10	(837)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(93)	—	(80)	(43)	8	—	—	(208)
Income taxes	275	—	(1)	(2)	—	(14)	—	258
Minority interests	—	—	—	50	—	—	—	50

Net income (loss)	179	(14)	38	(101)	(20)	29	—	111

Sales classified by geographic destination:
Export market
America, except United States	290	—	20	17	—	—	(148)	179
United States	251	34	3	8	—	—	(131)	165
Europe	1,322	81	4	234	—	—	(536)	1,105
Middle East/Africa/Oceania	151	—	—	—	—	—	(26)	125
Japan	363	2	1	—	—	—	(170)	196
Asia, other than Japan	684	2	2	11	—	—	(307)	392

	3,061	119	30	270	—	—	(1,318)	2,162
Domestic market	790	70	236	45	—	4	(126)	1,019

	3,851	189	266	315	—	4	(1,444)	3,181

Assets:
Property, plant and equipment, net	2,046	313	127	321	—	42	—	2,849
Additions to Property, plant and equipment	380	56	30	28	—	14	—	508
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	300	4	12	128	136	—	—	580

Capital employed	2,168	137	140	196	16	26	5	2,688

(1) Control of Alunorte was acquired in June 2002 and it was consolidated from then.

Operating income by product – after eliminations

	Nine months ended September 30, 2002

						Impairment/
						Gain on sale
	Revenues					of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	income

Ferrous
Iron ore	1,236	370	1,606	(736)	870	—	(65)	805
Pellets	370	107	477	(418)	59	—	(7)	52
Manganese	15	14	29	(28)	1	—	(2)	(1)
Ferroalloys	130	57	187	(133)	54	—	(4)	50

	1,751	548	2,299	(1,315)	984	—	(78)	906
Non ferrous
Gold	90	—	90	(54)	36	—	(16)	20
Potash	—	67	67	(40)	27	—	(3)	24
Kaolin	30	3	33	(20)	13	—	(2)	11

	120	70	190	(114)	76	—	(21)	55
Aluminum
Alumina	40	46	86	(60)	26	—	(2)	24
Aluminum	206	1	207	(190)	17	—	—	17
Bauxite	19	—	19	(18)	1	—	—	1

	265	47	312	(268)	44	—	(2)	42
Logistics
Railroads	—	210	210	(58)	152	(4)	(56)	92
Ports	—	96	96	(62)	34	—	(6)	28
Ships	26	28	54	(47)	7	(7)	(6)	(6)

	26	334	360	(167)	193	(11)	(68)	114
Others	—	20	20	(47)	(27)	—	(2)	(29)

	2,162	1,019	3,181	(1,911)	1,270	(11)	(171)	1,088

11	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances At September 30, 2003, 2002 and June 30, 2003 and the movement in fair value of derivative financial instruments is as follows:

		Interest
		rates
	Gold	(libor)	Currencies	Alumina	Total

Unrealized gains (losses) at July 1, 2003	(11)	(65)	(1)	1	(76)
Financial settlement	5	4	—	—	9
Unrealized gains (losses) in the period	(17)	(1)	3	(6)	(21)
Effect of exchange rate changes	1	2	—	—	3

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	(85)

Unrealized gains (losses) at April 1, 2003	(10)	(68)	(1)	3	(76)
Financial settlement	—	10	—	—	10
Unrealized gains (losses) in the period	—	4	—	(3)	1
Effect of exchange rate changes	(1)	(11)	—	1	(11)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	(76)

Unrealized gains (losses) at July 1, 2002	(3)	(28)	(2)	—	(33)
Change in the period	2	(72)	5	2	(63)
Unrealized gains (losses) realized in the period	(3)	35	(1)	2	33

Unrealized gains (losses) at September 30, 2002	(4)	(65)	2	4	(63)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	(73)
Financial settlement	5	18	—	—	23
Unrealized gains (losses) in the period	(12)	(5)	3	(9)	(23)
Effect of exchange rate changes	—	(13)	—	1	(12)

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	(85)

Unrealized gains (losses) at January 1, 2002	7	(36)	(4)	—	(33)
Unrealized gains (losses) in the period	(9)	(51)	8	2	(50)
Financial settlement	(2)	22	(2)	2	20

Unrealized gains (losses) at September 30, 2002	(4)	(65)	2	4	(63)

Realized and unrealized gains (losses) are included in our income statement under the following captions:

Gold – operating costs and expenses;
Interest rates – financial expenses;
Currencies – foreign exchange and monetary losses, net;
Alumina – operating costs and expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2007
Interest rates (libor)	Oct 2007
Currencies	Dec 2011
Alumina	Sep 2005

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, 89% of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while 49% of our costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

12	Subsequent Events

(a) CVRD Dividend Payment

On October 15, 2003 the Board of Directors approved the second installment of the minimum dividend payment to shareholders, as proposed by the Company’s Executive Board on January 30, 2003. The second installment of the minimum dividend was paid as distribution of interest on stockholders’ equity in the amount of R$ 1.48 per outstanding preferred A share or common share is equal to US$ 0.52 on October 14, 2003.

On August 27, 2003 CVRD announced that the additional dividend payment to CVRD shareholders was equal to R$ 1.94 per outstanding preferred A share and common share and that the respective amount was paid on October 31, 2003.

(b) CVRD Sells Its Stake in Fosfértil

On October 24, 2003 we concluded the sale of our 11.12% participation Fertilizantes Fosfatados S.A. (Fosfértil) shares to Bunge Fertilizantes S.A. for R$ 240 million, equivalent to US$ 84, on the date.

This transaction is consistent with CVRD´s focus in mining and logistics and with its strategy of selling portfolio investments.

(c) CVRD Simplifies Operational Structure

On October 28, 2003 CVRD announced that its manganese and ferroalloy operations will be held as from January, 2004 through four wholly owned subsidiaries: Rio Doce Manganês S.A. (RDM – previously known as Sibra), Urucum Mineração S.A., in Corumbá, Mato Grosso do Sul state, Rio Doce Manganese Europe (RDME), in Dunkerque, France, and Rio Doce Manganese Norway (RDMN), in Mo I Rana, Norway.

(d) CVRD Concludes the Restructuring of Logistics Companies

The conclusion of the transactions aimed at the elimination of the relationships between CVRD and Companhia Siderúrgica Nacional (CSN) in the shareholding structure of Ferrovia Centro-Atlântica S.A. (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros).

CVRD transfered its interests in CFN and CSN Aceros to CSN and received CSN’s interest in FCA, resulting in a net investment of $ 8, and these operations were concluded on July 11, 2003.

* * *

Supplemental Financial Information

The following unaudited information provides additional details in relation to the balance sheet and financial performance of equity investees as well as certain financial ratios.

EBITDA – Earnings Before Income Tax, Depreciation and Amortization

(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measurement and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Aluminum Area - Valesul (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	9	15	17		41
Quantity sold - internal market	MT (thousand)	10	9	9		28

Quantity sold - total	MT (thousand)	19	24	26	—	69

Average sales price - external market	US$	1,505.49	1,516.01	1,518.30		1,514.65
Average sales price - internal market	US$	1,933.02	1,970.53	1,974.21		1,958.32
Average sales price - total	US$	1,730.60	1,685.83	1,668.32		1,691.56
Long-term indebtedness, gross	US$	1	1	1		1
Short-term indebtedness, gross	US$	1	1	1		1

Total indebtedness, gross	US$	2	2	2	—	2

Stockholders’ equity	US$	84	92	96		96

Net operating revenues	US$	31	38	41		110
Cost of products	US$	(20)	(30)	(33)		(83)
Other expenses/revenues	US$	(2)	(5)	(1)		(8)
Depreciation, amortization and depletion	US$	1	2	1		4

EBITDA	US$	10	5	8	—	23
Depreciation, amortization and depletion	US$	(1)	(2)	(1)	—	(4)

EBIT	US$	9	3	7	—	19
Net financial result	US$	—	—	—		—

Income before income tax and social contribution	US$	9	3	7	—	19
Income tax and social contribution	US$	(1)	(2)	(2)		(5)

Net income	US$	8	1	5	—	14

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	9	12	8	13	42
Quantity sold - internal market	MT (thousand)	12	12	10	14	48

Quantity sold - total	MT (thousand)	21	24	18	27	90

Average sales price - external market	US$	1,467.44	1,481.49	1,485.09	1,413.67	1,459.01
Average sales price - internal market	US$	1,906.21	1,865.52	1,779.65	1,801.29	1,837.32
Average sales price - total	US$	1,720.97	1,663.20	1,654.96	1,618.98	1,661.77
Long-term indebtedness, gross	US$	2	1	1	1	1
Short-term indebtedness, gross	US$	1	1	—	1	1

Total indebtedness, gross	US$	3	2	1	2	2

Stockholders’ equity	US$	95	83	66	72	72

Net operating revenues	US$	33	37	30	40	140
Cost of products	US$	(25)	(27)	(20)	(27)	(99)
Other expenses/revenues	US$	(3)	(2)	(2)	—	(7)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	6	9	9	14	38
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	5	8	8	13	34
Net financial result	US$	—	—	—	(1)	(1)

Income before income tax and social contribution	US$	5	8	8	12	33
Income tax and social contribution	US$	(2)	(2)	(1)	(2)	(7)

Net income	US$	3	6	7	10	26

Aluminum Area - MRN (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	711	958	1,324		2,993
Quantity sold - internal market	MT (thousand)	1,485	2,554	2,725		6,764

Quantity sold - total	MT (thousand)	2,196	3,512	4,049	—	9,757

Average sales price - external market	US$	21.31	21.20	21.27		21.26
Average sales price - internal market	US$	18.24	18.15	18.21		18.19
Average sales price - total	US$	19.23	18.98	19.21		19.13
Long-term indebtedness, gross	US$	69	66	58		58
Short-term indebtedness, gross	US$	44	134	145		145

Total indebtedness, gross	US$	113	200	203	—	203

Stockholders’ equity	US$	402	417	419		419

Net operating revenues	US$	40	64	73		177
Cost of products	US$	(25)	(34)	(39)		(98)
Other expenses/revenues	US$	(1)	(1)	(1)		(3)
Depreciation, amortization and depletion	US$	10	10	12		32

EBITDA	US$	24	39	45	—	108
Depreciation, amortization and depletion	US$	(10)	(10)	(12)	—	(32)

EBIT	US$	14	29	33	—	76
Impairment	US$	—	—	—		—
Gain on investments accounted for by the equity method	US$	—	—	—		—
Net financial result	US$	(2)	(12)	(1)		(15)

Income before income tax and social contribution	US$	12	17	32	—	61
Income tax and social contribution	US$	(2)	(2)	(4)		(8)

Net income	US$	10	15	28	—	53

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	485	790	740	601	2,616
Quantity sold - internal market	MT (thousand)	1,296	1,821	1,814	2,381	7,312

Quantity sold - total	MT (thousand)	1,781	2,611	2,554	2,982	9,928

Average sales price - external market	US$	20.56	19.09	19.21	21.42	19.93
Average sales price - internal market	US$	19.46	18.01	18.16	20.32	19.06
Average sales price - total	US$	19.76	18.34	18.46	20.54	18.95
Long-term indebtedness, gross	US$	96	90	78	76	76
Short-term indebtedness, gross	US$	14	19	23	29	29

Total indebtedness, gross	US$	110	109	101	105	105

Stockholders’ equity	US$	364	377	388	405	405

Net operating revenues	US$	32	43	43	55	173
Cost of products	US$	(19)	(29)	(30)	(29)	(107)
Other expenses/revenues	US$	(1)	(1)	(1)	(1)	(4)
Depreciation, amortization and depletion	US$	9	9	10	10	38

EBITDA	US$	21	22	22	35	100
Depreciation, amortization and depletion	US$	(9)	(9)	(10)	(10)	(38)

EBIT	US$	12	13	12	25	62
Impairment	US$	—	24	—	—	24
Gain on investments accounted for by the equity method	US$	(1)	(4)	—	—	(5)
Net financial result	US$	(1)	13	17	(5)	24

Income before income tax and social contribution	US$	10	46	29	20	105
Income tax and social contribution	US$	(1)	(8)	1	(3)	(11)

Net income	US$	9	38	30	17	94

Aluminum Area - Albras (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	99	102	107		308
Quantity sold - internal market	MT (thousand)	4	4	4		12

Quantity sold - total	MT (thousand)	103	106	111	—	320

Average sales price - external market	US$	1,336.40	1,324.49	1,365.02		1,342.40
Average sales price - internal market	US$	1,376.14	1,365.10	1,398.92		1,380.05
Average sales price - total	US$	1,337.98	1,326.07	1,366.25		1,343.84
Long-term indebtedness, gross	US$	451	400	387		387
Short-term indebtedness, gross	US$	—	—	—		—

Total indebtedness, gross	US$	451	400	387	—	387

Stockholders’ equity	US$	79	172	197		197

Net operating revenues	US$	137	142	152		431
Cost of products	US$	(80)	(91)	(92)		(263)
Other expenses/revenues	US$	(4)	(5)	(2)		(11)
Depreciation, amortization and depletion	US$	3	4	4		11

EBITDA	US$	56	50	62	—	168
Depreciation, amortization and depletion	US$	(3)	(4)	(4)	—	(11)

EBIT	US$	53	46	58	—	157
Impairment	US$	—	(3)	—		(3)
Net financial result	US$	30	58	(31)		57

Income before income tax and social contribution	US$	83	101	27	—	211
Income tax and social contribution	US$	(4)	(24)	—		(28)

Net income	US$	79	77	27	—	183

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	84	108	101	100	393
Quantity sold - internal market	MT (thousand)	4	2	3	4	13

Quantity sold - total	MT (thousand)	88	110	104	104	406

Average sales price - external market	US$	1,318.33	1,409.42	1,288.20	1,304.79	1,304.70
Average sales price - internal market	US$	1,352.12	1,330.47	1,335.69	1,356.26	1,355.55
Average sales price - total	US$	1,319.81	1,332.13	1,289.68	1,306.47	1,306.38
Long-term indebtedness, gross	US$	524	507	499	466	466
Short-term indebtedness, gross	US$	73	49	20	20	20

Total indebtedness, gross	US$	597	556	519	486	486

Stockholders’ equity	US$	56	(18)	(97)	(3)	(3)

Net operating revenues	US$	115	145	133	136	529
Cost of products	US$	(70)	(89)	(79)	(79)	(317)
Other expenses/revenues	US$	(7)	(2)	(2)	(2)	(13)
Depreciation, amortization and depletion	US$	5	4	4	3	16

EBITDA	US$	43	58	56	58	215
Depreciation, amortization and depletion	US$	(5)	(4)	(4)	(3)	(16)

EBIT	US$	38	54	52	55	199
Impairment	US$	—	—	—	—	—
Net financial result	US$	(9)	(125)	(153)	56	(231)

Income before income tax and social contribution	US$	29	(71)	(101)	111	(32)
Income tax and social contribution	US$	(2)	2	—	10	10

Net income	US$	27	(69)	(101)	121	(22)

Aluminum Area - Alunorte (Additional information - Unaudited) - Consolidated Subsidiary

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	289	303	395		987
Quantity sold - internal market	MT (thousand)	201	234	236		671

Quantity sold - total	MT (thousand)	490	537	631	—	1,658

Average sales price - external market	US$	170.93	172.57	190.01		179.07
Average sales price - internal market	US$	173.60	175.13	178.71		175.93
Average sales price - total	US$	172.03	173.68	185.78		177.80
Long-term indebtedness, gross	US$	482	494	479		479
Short-term indebtedness, gross	US$	—	4	8		8

Total indebtedness, gross	US$	482	498	487	—	487

Stockholders’ equity	US$	91	170	201		201

Net operating revenues	US$	84	91	116		291
Cost of products	US$	(64)	(76)	(79)		(219)
Other expenses/revenues	US$	—	(1)	(2)		(3)
Depreciation, amortization and depletion	US$	3	3	4		10

EBITDA	US$	23	17	39	—	79
Depreciation, amortization and depletion	US$	(3)	(3)	(4)	—	(10)
Impairment	US$	—	—	—	—	—

EBIT	US$	20	14	35	—	69
Non-operating result	US$	—	—	—		—
Net financial result	US$	20	66	(23)		63

Income before income tax and social contribution	US$	40	80	12	—	132
Income tax and social contribution	US$	(4)	(20)	(1)		(25)

Net income	US$	36	60	11	—	107

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	222	175	115	208	720
Quantity sold - internal market	MT (thousand)	205	235	233	199	872

Quantity sold - total	MT (thousand)	427	410	348	407	1,592

Average sales price - external market	US$	148.20	152.79	162.37	154.43	153.39
Average sales price - internal market	US$	175.94	175.38	173.97	169.51	173.79
Average sales price - total	US$	161.55	165.72	170.13	161.79	164.56
Long-term indebtedness, gross	US$	455	455	473	481	481
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	455	455	473	481	481

Stockholders’ equity	US$	180	85	(30)	50	50

Net operating revenues	US$	69	69	63	64	265
Cost of products	US$	(57)	(55)	(42)	(50)	(204)
Other expenses/revenues	US$	(1)	1	—	(1)	(1)
Depreciation, amortization and depletion	US$	3	3	2	2	10

EBITDA	US$	14	18	23	15	70
Depreciation, amortization and depletion	US$	(3)	(3)	(2)	(2)	(10)
Impairment	US$	—	—	—	—	—

EBIT	US$	11	15	21	13	60
Non-operating result	US$	(2)	(1)	3	—	—
Net financial result	US$	(3)	(89)	(150)	57	(185)

Income before income tax and social contribution	US$	6	(75)	(126)	70	(125)
Income tax and social contribution	US$	—	—	—	24	24

Net income	US$	6	(75)	(126)	94	(101)

Aluminum Area - Aluvale (Additional information - Unaudited) - Consolidated Subsidiary

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Stockholders’ equity	US$	354	472	499		499

Net operating revenues	US$	3	2	3		8
Cost of products	US$	—	—	—		—
Other expenses/revenues	US$	(1)	(1)	(1)		(3)
Dividends received from equity investees	US$	5	3	10		18

EBITDA	US$	7	4	12	—	23
Depreciation, amortization and depletion	US$	—	—	—		—
Impairment	US$	—	—	—		—
Dividends received from equity investees	US$	(5)	(3)	(10)		(18)

EBIT	US$	2	1	2	—	5
Gain on investments accounted for by the equity method	US$	66	83	34		183
Net financial result	US$	1	1	1		3

Income before income tax and social contribution	US$	69	85	37	—	191
Income tax and social contribution	US$	2	(4)	(1)		(3)

Net income	US$	71	81	36	—	188

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Stockholders’ equity	US$	365	275	158	282	282

Net operating revenues	US$	2	3	2	2	9
Cost of products	US$	—	—	—	—	—
Other expenses/revenues	US$	(1)	(2)	(1)	(3)	(7)
Dividends received from equity investees	US$	13	10	7	7	37

EBITDA	US$	14	11	8	6	39
Depreciation, amortization and depletion	US$	—	—	—		—
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	(13)	(10)	(7)	(7)	(37)

EBIT	US$	1	1	1	(1)	2
Gain on investments accounted for by the equity method	US$	25	(43)	(95)	138	25
Net financial result	US$	2	4	(3)	2	5

Income before income tax and social contribution	US$	28	(38)	(97)	139	32
Income tax and social contribution	US$	(1)	(2)	1	—	(2)

Net income	US$	27	(40)	(96)	139	30

Pelletizing Affiliates - Kobrasco (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	453	667	800		1,920
Quantity sold - internal market	MT (thousand)	681	461	200		1,342

Quantity sold - total	MT (thousand)	1,134	1,128	1,000	—	3,262

Average sales price - external market	US$	29.89	29.98	33.57		31.45
Average sales price - internal market	US$	30.72	30.90	38.68		31.97
Average sales price - total	US$	30.39	30.35	34.59		31.66
Long-term indebtedness, gross	US$	124	102	102		102

Total indebtedness, gross	US$	124	102	102	—	102

Stockholders’ equity	US$	(28)	(20)	(18)		(18)

Net operating revenues	US$	34	34	35		103
Cost of products	US$	(27)	(30)	(28)		(85)
Other expenses/revenues	US$	(2)	(2)	(1)		(5)
Depreciation, amortization and depletion	US$	1	—	1		2

EBITDA	US$	6	2	7	—	15
Depreciation, amortization and depletion	US$	(1)	—	(1)	—	(2)

EBIT	US$	5	2	6	—	13
Net financial result	US$	5	16	(2)		19

Income before income tax and social contribution	US$	10	18	4	—	32
Income tax and social contribution	US$	(4)	(7)	(1)		(12)

Net income	US$	6	11	3	—	20

[Additional columns below]
[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	436	534	850	1,074	2,894
Quantity sold - internal market	MT (thousand)	420	478	—	242	1,140

Quantity sold - total	MT (thousand)	856	1,012	850	1,316	4,034

Average sales price - external market	US$	31.31	29.34	29.47	29.89	29.88
Average sales price - internal market	US$	32.08	29.24	—	30.32	30.51
Average sales price - total	US$	31.69	29.30	29.47	29.97	30.09
Long-term indebtedness, gross	US$	150	143	147	114	114

Total indebtedness, gross	US$	150	143	147	114	114

Stockholders’ equity	US$	23	3	(21)	(31)	(31)

Net operating revenues	US$	27	27	25	41	120
Cost of products	US$	(21)	(26)	(21)	(29)	(97)
Other expenses/revenues	US$	—	—	—	(8)	(8)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	7	2	5	5	19
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	6	1	4	4	15
Net financial result	US$	(2)	(27)	(46)	15	(60)

Income before income tax and social contribution	US$	4	(26)	(42)	19	(45)
Income tax and social contribution	US$	(1)	9	14	(7)	15

Net income	US$	3	(17)	(28)	12	(30)

Pelletizing Affiliates - Hispanobras (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	268	625	94		987
Quantity sold - internal market	MT (thousand)	637	265	730		1,632

Quantity sold - total	MT (thousand)	905	890	824	—	2,619

Average sales price - external market	US$	29.54	33.75	32.62		32.50
Average sales price - internal market	US$	29.95	38.90	32.56		32.57
Average sales price - total	US$	29.75	36.33	32.59		32.88

Stockholders’ equity	US$	27	34	34		34

Net operating revenues	US$	27	32	27		86
Cost of products	US$	(23)	(28)	(21)		(72)
Other expenses/revenues	US$	(1)	2	(5)		(4)
Depreciation, amortization and depletion	US$	1	—	1		2

EBITDA	US$	4	6	2	—	12
Depreciation, amortization and depletion	US$	(1)	—	(1)	—	(2)

EBIT	US$	3	6	1	—	10
Non-operating result	US$	—	—	—		—
Impairment		—	—	1		1
Net financial result	US$	(1)	(2)	(1)		(4)

Income before income tax and social contribution	US$	2	4	1	—	7
Income tax and social contribution	US$	(1)	—	(1)		(2)

Net income	US$	1	4	—	—	5

[Additional columns below]
[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	487	356	165	313	1,321
Quantity sold - internal market	MT (thousand)	420	480	520	826	2,246

Quantity sold - total	MT (thousand)	907	836	685	1,139	3,567

Average sales price - external market	US$	31.33	31.49	31.39	24.28	29.71
Average sales price - internal market	US$	31.43	31.63	32.28	27.31	30.15
Average sales price - total	US$	31.38	31.56	32.07	25.80	29.77

Stockholders’ equity	US$	36	31	25	27	27

Net operating revenues	US$	28	27	24	31	110
Cost of products	US$	(24)	(22)	(20)	(28)	(94)
Other expenses/revenues	US$	—	(3)	(2)	—	(5)
Depreciation, amortization and depletion	US$	1	—	—	1	2

EBITDA	US$	5	2	2	4	13
Depreciation, amortization and depletion	US$	(1)	—	—	(1)	(2)

EBIT	US$	4	2	2	3	11
Non-operating result	US$	—	—	—	—	—
Impairment		—	—	—	—	—
Net financial result	US$	—	3	3	(2)	4

Income before income tax and social contribution	US$	4	5	5	1	15
Income tax and social contribution	US$	(2)	(2)	(1)	—	(5)

Net income	US$	2	3	4	1	10

The amounts in 2002 and the 1st quarter 2003 were adjusted.

Pelletizing Affiliates - Itabrasco (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	306	778	838		1,922
Quantity sold - internal market	MT (thousand)	507	65	—		572

Quantity sold - total	MT (thousand)	813	843	838	—	2,494

Average sales price - external market	US$	29.97	33.53	32.96		32.71
Average sales price - internal market	US$	29.20	55.87	—		32.23
Average sales price - total	US$	29.54	35.25	32.96		32.62

Long-term indebtedness, gross	US$	5	—	1		1

Total indebtedness, gross	US$	5	—	1	—	1

Stockholders’ equity	US$	20	23	24		24

Net operating revenues	US$	25	31	27		83
Cost of products	US$	(21)	(26)	(25)		(72)
Other expenses/revenues	US$	(2)	2	(1)		(1)
Depreciation, amortization and depletion	US$	—	—	—		—

EBITDA	US$	2	7	1	—	10
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	2	7	1	—	10
Net financial result	US$	(1)	(2)	1		(2)

Income before income tax and social contribution	US$	1	5	2	—	8
Income tax and social contribution	US$	(1)	(2)	—		(3)

Net income	US$	—	3	2	—	5

[Additional columns below]
[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	644	533	572	431	2,180
Quantity sold - internal market	MT (thousand)	233	169	243	482	1,127

Quantity sold - total	MT (thousand)	877	702	815	913	3,307

Average sales price - external market	US$	31.16	28.46	29.96	30.01	29.71
Average sales price - internal market	US$	31.90	27.79	30.33	30.60	29.13
Average sales price - total	US$	31.35	28.30	30.06	30.18	29.51

Long-term indebtedness, gross	US$	18	17	16	—	—

Total indebtedness, gross	US$	18	17	16	—	—

Stockholders’ equity	US$	27	24	20	17	17

Net operating revenues	US$	28	20	26	27	101
Cost of products	US$	(24)	(19)	(23)	(25)	(91)
Other expenses/revenues	US$	(2)	—	(2)	1	(3)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	2	1	1	3	7
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	2	1	1	3	7
Net financial result	US$	—	3	5	(2)	6

Income before income tax and social contribution	US$	2	4	6	1	13
Income tax and social contribution	US$	(1)	(2)	(2)	1	(4)

Net income	US$	1	2	4	2	9

Pelletizing Affiliates - Nibrasco (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	469	513	509		1,491
Quantity sold - internal market - CVRD	MT (thousand)	1,303	1,180	1,085		3,568
Quantity sold - internal market - Others	MT (thousand)	28	26	32		86

Quantity sold - total	MT (thousand)	1,800	1,719	1,626	—	5,145

Average sales price - external market	US$	28.76	27.69	32.96		29.83
Average sales price - internal market	US$	27.38	28.23	34.18		29.73
Average sales price - total	US$	27.75	28.07	33.79		29.76

Long-term indebtedness, gross	US$	1	—	—		—
Short-term indebtedness, gross	US$	2	2	2		2

Total indebtedness, gross	US$	3	2	2	—	2

Stockholders’ equity	US$	25	28	33		33

Net operating revenues	US$	50	50	60		160
Cost of products	US$	(48)	(51)	(53)		(152)
Other expenses/revenues	US$	—	(1)	(1)		(2)
Depreciation, amortization and depletion	US$	1	1	1		3

EBITDA	US$	3	—	7	—	10
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	—	(3)

EBIT	US$	2	(1)	6	—	7
Impairment	US$	—	—	1		1
Net financial result	US$	—	—	(1)		(1)

Income before income tax and social contribution	US$	2	(1)	6	—	7
Income tax and social contribution	US$	(1)	—	—		(1)

Net income	US$	1	(1)	6	—	6

[Additional columns below]
[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - external market	MT (thousand)	407	686	290	783	2,166
Quantity sold - internal market - CVRD	MT (thousand)	584	1,544	1,520	1,301	4,949
Quantity sold - internal market - Others	MT (thousand)	9	27	32	32	100

Quantity sold - total	MT (thousand)	1,000	2,257	1,842	2,116	7,215

Average sales price - external market	US$	30.25	30.88	27.39	28.95	29.60
Average sales price - internal market	US$	30.49	31.58	25.69	28.25	28.77
Average sales price - total	US$	30.39	31.36	25.96	28.52	29.01

Long-term indebtedness, gross	US$	4	2	2	1	1
Short-term indebtedness, gross	US$	2	2	2	2	2

Total indebtedness, gross	US$	6	4	4	3	3

Stockholders’ equity	US$	31	28	21	23	23

Net operating revenues	US$	31	67	52	60	210
Cost of products	US$	(29)	(57)	(47)	(52)	(185)
Other expenses/revenues	US$	(2)	(4)	(2)	(2)	(10)
Depreciation, amortization and depletion	US$	1	1	1	1	4

EBITDA	US$	1	7	4	7	19
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)

EBIT	US$	—	6	3	6	15
Impairment	US$					—
Net financial result	US$	(1)	(1)	—	—	(2)

Income before income tax and social contribution	US$	(1)	5	3	6	13
Income tax and social contribution	US$	—	(2)	(1)	(2)	(5)

Net income	US$	(1)	3	2	4	8

Pelletizing Affiliates - Samarco (Additional information - Unaudited)

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - Pellets	ton (mil)	3,338	3,339	3,359		10,036
Quantity sold - Iron ore	ton (mil)	650	938	569		2,157

Quantity sold - total	MT (thousand)	3,988	4,277	3,928		12,193

Average sales price - Pellets	US$	29.78	35.03	35.47		33.43
Average sales price - Iron ore	US$	16.39	16.57	17.56		16.78
Average sales price - total	US$	27.59	30.98	32.88		30.48

Long-term indebtedness, gross	US$	56	50	38		38
Short-term indebtedness, gross	US$	123	138	136		136

Total indebtedness, gross	US$	179	188	174	—	174

Stockholders’ equity	US$	336	395	392		392

Net operating revenues	US$	103	125	119		347
Cost of products	US$	(48)	(59)	(58)		(165)
Other expenses/revenues	US$	(4)	(15)	(13)		(32)
Depreciation, amortization and depletion	US$	5	6	6		17

EBITDA	US$	56	57	54	—	167
Depreciation, amortization and depletion	US$	(5)	(6)	(6)	—	(17)

EBIT	US$	51	51	48	—	150
Impairment		—	(12)	—		(12)
Gain on investments accounted for by the equity method	US$	(1)	6	(2)		3
Net financial result	US$	—	8	(5)		3

Income before income tax and social contribution	US$	50	53	41	—	144
Income tax and social contribution	US$	(12)	(7)	(8)		(27)

Net income	US$	38	46	33	—	117

[Additional columns below]
[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold - Pellets	ton (mil)	2,629	2,886	3,275	3,370	12,160
Quantity sold - Iron ore	ton (mil)	672	550	596	464	2,282

Quantity sold - total	MT (thousand)	3,301	3,436	3,871	3,834	14,442

Average sales price - Pellets	US$	32.03	31.42	30.13	31.27	31.16
Average sales price - Iron ore	US$	14.59	14.95	15.81	14.30	14.94
Average sales price - total	US$	28.48	28.78	27.93	29.22	28.60

Long-term indebtedness, gross	US$	93	87	76	67	67
Short-term indebtedness, gross	US$	169	181	170	142	142

Total indebtedness, gross	US$	262	268	246	209	209

Stockholders’ equity	US$	454	333	231	307	307

Net operating revenues	US$	89	95	100	108	392
Cost of products	US$	(48)	(48)	(47)	(41)	(184)
Other expenses/revenues	US$	(8)	(12)	(13)	(6)	(39)
Depreciation, amortization and depletion	US$	6	6	5	4	21

EBITDA	US$	39	41	45	65	190
Depreciation, amortization and depletion	US$	(6)	(6)	(5)	(4)	(21)

EBIT	US$	33	35	40	61	169
Impairment		—	—	—	—	—
Gain on investments accounted for by the equity method	US$	—	—	(12)	(1)	(13)
Net financial result	US$	(6)	(37)	(52)	12	(83)

Income before income tax and social contribution	US$	27	(2)	(24)	72	73
Income tax and social contribution	US$	(5)	(3)	—	(9)	(17)

Net income	US$	22	(5)	(24)	63	56

The amounts in 2002 and the 1st quarter 2003 were adjusted.

Iron Ore Subsidiary – Ferteco (Additional information – Unaudited) – Consolidated Subsidiary

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market – Iron Ore	MT (thousand)	3,503	2,917	1,417		7,837
Quantity sold – internal market – Iron Ore	MT (thousand)	1,376	1,509	1,433		4,318

Quantity sold – total – Iron Ore	MT (thousand)	4,879	4,426	2,850	—	12,155

Quantity sold – external market – Pellets	MT (thousand)	358	514	393		1,265
Quantity sold – internal market – Pellets	MT (thousand)	498	661	364		1,523

Quantity sold – total – Pellets	MT (thousand)	856	1,175	757	—	2,788

Average sales price – external market – Iron Ore	US$	16.29	18.82	19.38		17.79
Average sales price – internal market – Iron Ore	US$	7.73	8.69	7.96		8.14
Average sales price – total – Iron Ore	US$	13.87	13.67	13.64		13.74
Average sales price – external market – Pellets	US$	28.51	31.05	31.85		30.58
Average sales price – internal market – Pellets	US$	30.40	32.42	33.05		31.91
Average sales price – total – Pellets	US$	29.62	31.82	32.42		31.31
Long-term indebtedness, gross	US$	82	78	78		78
Short-term indebtedness, gross	US$	10	—	—		—

Total indebtedness, gross	US$	92	78	78	—	78

Stockholders’ equity	US$	406	497	505		505

Net operating revenues	US$	89	101	63		253
Cost of products	US$	(53)	(50)	(46)		(149)
Other expenses/revenues	US$	(1)	(5)	4		(2)
Depreciation, amortization and depletion	US$	3	3	2		8

EBITDA	US$	38	49	23	—	110
Depreciation, amortization and depletion	US$	(3)	(3)	(2)	—	(8)
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	—	—	—	—	—

EBIT	US$	35	46	21	—	102
Gain on investments accounted for by the equity method	US$	1	3	4		8
Non-operating result	US$	—	—	—		—
Net financial result	US$	(3)	3	1		1

Income before income tax and social contribution	US$	33	52	26	—	111
Income tax and social contribution	US$	(10)	(22)	(3)		(35)

Net income	US$	23	30	23	—	76

[Additional columns below]
[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market – Iron Ore	MT (thousand)	2,020	2,713	2,769	2,142	9,644
Quantity sold – internal market – Iron Ore	MT (thousand)	512	832	1,594	1,146	4,084

Quantity sold – total – Iron Ore	MT (thousand)	2,532	3,545	4,363	3,288	13,728

Quantity sold – external market – Pellets	MT (thousand)	448	736	554	645	2,383
Quantity sold – internal market – Pellets	MT (thousand)	277	498	703	697	2,175

Quantity sold – total – Pellets	MT (thousand)	725	1,234	1,257	1,342	4,558

Average sales price – external market – Iron Ore	US$	16.53	17.32	16.38	16.56	16.76
Average sales price – internal market – Iron Ore	US$	3.71	6.20	6.47	5.42	6.02
Average sales price – total – Iron Ore	US$	14.59	14.70	12.66	12.68	13.46
Average sales price – external market – Pellets	US$	28.08	29.68	26.78	28.73	28.45
Average sales price – internal market – Pellets	US$	19.02	23.15	23.38	19.73	21.60
Average sales price – total – Pellets	US$	26.63	27.05	24.88	24.06	25.18
Long-term indebtedness, gross	US$	94	88	74	82	82
Short-term indebtedness, gross	US$	55	58	52	23	23

Total indebtedness, gross	US$	149	146	126	105	105

Stockholders’ equity	US$	132	429	301	359	359

Net operating revenues	US$	53	78	96	84	311
Cost of products	US$	(37)	(46)	(61)	(39)	(183)
Other expenses/revenues	US$	2	(11)	2	(29)	(36)
Depreciation, amortization and depletion	US$	4	4	3	2	13

EBITDA	US$	22	25	40	18	105
Depreciation, amortization and depletion	US$	(4)	(4)	(3)	(2)	(13)
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	—	—	—	—	—

EBIT	US$	18	21	37	16	92
Gain on investments accounted for by the equity method	US$	—	—	(32)	6	(26)
Non-operating result	US$	—	—	—	2	2
Net financial result	US$	(2)	(17)	(19)	4	(34)

Income before income tax and social contribution	US$	16	4	(14)	28	34
Income tax and social contribution	US$	(4)	(1)	1	(13)	(17)

Net income	US$	12	3	(13)	15	17

As from August 29, 2003 Ferteco was merged.

Pelletizing Affiliates – GIIC (Additional information – Unaudited)

		2003

		As of and for the three-months ended

Information		March 31 (*)	June 30	September 30	December 31	Total

Quantity sold – external market	MT (thousand)	772	1,178	900		2,850

Quantity sold – total	MT (thousand)	772	1,178	900		2,850

Average sales price – external market	US$	41.00	43.30	41.18		42.01
Average sales price – total	US$	41.00	43.30	41.18		42.01

Long-term indebtedness, gross	US$	35	35	30		30

Total indebtedness, gross	US$	35	35	30	—	30

Stockholders’ equity	US$	67	75	75		75

Net operating revenues	US$	30	49	41		120
Cost of products	US$	(23)	(37)	(30)		(90)
Other expenses/revenues	US$	(3)	(4)	(5)		(12)
Depreciation, amortization and depletion	US$	1	—	1		2

EBITDA	US$	5	8	7	—	20
Depreciation, amortization and depletion	US$	(1)	—	(1)	—	(2)
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	—	—	—	—	—

EBIT	US$	4	8	6	—	18
Non-operating result	US$	—	—	—		—
Net financial result	US$	—	—	—		—

Net income	US$	4	8	6	—	18

[Additional columns below]
[Continued from above table, first column(s) repeated]
		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market	MT (thousand)	823	676	643	932	3,074

Quantity sold – total	MT (thousand)	823	676	643	932	3,074

Average sales price – external market	US$	41.76	40.30	41.55	40.40	40.98
Average sales price – total	US$	41.76	40.30	41.55	40.40	40.98

Long-term indebtedness, gross	US$	40	40	40	35	35

Total indebtedness, gross	US$	40	40	40	35	35

Stockholders’ equity	US$	66	68	70	73	73

Net operating revenues	US$	32	25	25	44	126
Cost of products	US$	(27)	(23)	(23)	(37)	(110)
Other expenses/revenues	US$	(1)	(1)	(1)	(3)	(6)
Depreciation, amortization and depletion	US$	1	1	2	2	6

EBITDA	US$	5	2	3	6	16
Depreciation, amortization and depletion	US$	(1)	(1)	(2)	(2)	(6)
Impairment	US$	—	—	—	—	—
Dividends received from equity investees	US$	—	—	—	—	—

EBIT	US$	4	1	1	4	10
Non-operating result	US$	—	—	1	—	1
Net financial result	US$	—	—	—	(1)	(1)

Net income	US$	4	1	2	3	10

(*) The figures refers to the statements as of february/03.

Manganese and Ferroalloys Area – Sibra (Additional information – Unaudited) – Consolidated Subsidiary

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market – Ferroalloys	MT (thousand)	30	40	47		117
Quantity sold – internal market – Ferroalloys	MT (thousand)	37	38	43		118

Quantity sold – total	MT (thousand)	67	78	90	—	235

Quantity sold – external market – Manganese	MT (thousand)	147	306	261		714
Quantity sold – internal market – Manganese	MT (thousand)	94	76	83		253

Quantity sold – total	MT (thousand)	241	382	344	—	967

Average sales price – external market – Ferroalloys	US$	573.88	549.79	534.97		550.01
Average sales price – internal market – Ferroalloys	US$	505.02	664.75	607.37		593.76
Average sales price – total	US$	536.68	606.47	569.57		572.44
Average sales price – external market – Manganese	US$	46.71	42.17	43.96		43.76
Average sales price – internal market – Manganese	US$	36.35	46.00	50.48		43.88
Average sales price – total	US$	42.65	42.93	45.52		43.78
Long-term indebtedness, gross	US$	20	39	39		39
Short-term indebtedness, gross	US$	37	25	18		18

Total indebtedness, gross	US$	57	64	57	—	57

Stockholders’ equity	US$	89	112	119		119

Net operating revenues	US$	41	58	59		158
Cost of products	US$	(24)	(31)	(38)		(93)
Other expenses/revenues	US$	(7)	(10)	(8)		(25)
Depreciation, amortization and depletion	US$	2	2	2		6

EBITDA	US$	12	19	15		46
Depreciation, amortization and depletion	US$	(2)	(2)	(2)		(6)

EBIT	US$	10	17	13	—	40
Net financial result	US$	(3)	(8)	(1)		(12)

Income before income tax and social contribution	US$	7	9	12	—	28
Income tax and social contribution	US$	(2)	(1)	(2)		(5)

Net income	US$	5	8	10	—	23

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market – Ferroalloys	MT (thousand)	23	39	63	35	160
Quantity sold – internal market – Ferroalloys	MT (thousand)	37	39	41	50	167

Quantity sold – total	MT (thousand)	60	78	104	85	327

Quantity sold – external market – Manganese	MT (thousand)	243	212	181	192	828
Quantity sold – internal market – Manganese	MT (thousand)	15	35	58	90	198

Quantity sold – total	MT (thousand)	258	247	239	282	1,026

Average sales price – external market – Ferroalloys	US$	525.00	384.64	483.67	548.54	479.65
Average sales price – internal market – Ferroalloys	US$	519.19	506.79	379.56	339.76	428.31
Average sales price – total	US$	521.43	445.72	442.63	425.73	453.43
Average sales price – external market – Manganese	US$	52.49	44.38	44.91	46.96	46.96
Average sales price – internal market – Manganese	US$	68.27	58.11	50.97	46.47	46.47
Average sales price – total	US$	53.40	46.32	46.38	45.86	46.86
Long-term indebtedness, gross	US$	21	18	20	22	22
Short-term indebtedness, gross	US$	30	28	25	36	36

Total indebtedness, gross	US$	51	46	45	58	58

Stockholders’ equity	US$	97	85	75	79	79

Net operating revenues	US$	39	41	55	40	175
Cost of products	US$	(21)	(28)	(32)	(23)	(104)
Other expenses/revenues	US$	(3)	(3)	(6)	(11)	(23)
Depreciation, amortization and depletion	US$	1	1	1	2	5

EBITDA	US$	16	11	18	8	53
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(2)	(5)

EBIT	US$	15	10	17	6	48
Net financial result	US$	—	(2)	5	(11)	(8)

Income before income tax and social contribution	US$	15	8	22	(5)	40
Income tax and social contribution	US$	—	(1)	(6)	—	(7)

Net income	US$	15	7	16	(5)	33

Steel Area – CST (Additional information – Unaudited) – Consolidated Subsidiary

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market	MT (thousand)	1.013	964	902		2.879
Quantity sold – internal market	MT (thousand)	2	1	2		5

Quantity sold – total	MT (thousand)	1.015	965	904	—	2.884

Average sales price – external market	US$	229,78	238,69	244,16		237,27
Average sales price – internal market	US$	219,12	255,89	253,93		240,40
Average sales price – total	US$	229,76	238,71	244,18		237,27
Long-term indebtedness, gross	US$	619	628	635	—	635
Short-term indebtedness, gross	US$	168	148	150	—	150

Total indebtedness, gross	US$	787	776	785	—	785

Stockholders’ equity (*)	US$	2.410	2.380	2.382		2.382

Net operating revenues	US$	299	331	332		962
Cost of products	US$	(197)	(213)	(215)		(625)
Other expenses/revenues	US$	(30)	(42)	(36)		(108)
Depreciation, amortization and depletion	US$	44	49	46		139

EBITDA	US$	116	125	127	—	368
Depreciation, amortization and depletion	US$	(44)	(49)	(46)	—	(139)

EBIT	US$	72	76	81	—	229
Result of equity investments	US$	(5)	(4)	(3)		(12)
Impairment	US$	—	—	—		—
Net financial result	US$	(12)	(19)	(2)		(33)

Income before income tax and social contribution	US$	55	53	76	—	184
Income tax and social contribution	US$	(34)	(26)	(23)		(83)

Net income	US$	21	27	53	—	101

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market	MT (thousand)	1.127	1.309	1.098	1.102	4.636
Quantity sold – internal market	MT (thousand)	9	2	2	2	15

Quantity sold – total	MT (thousand)	1.136	1.311	1.100	1.104	4.651

Average sales price – external market	US$	154,22	169,23	216,45	233,71	192,09
Average sales price – internal market	US$	154,76	149,24	155,97	152,51	153,89
Average sales price – total	US$	154,22	169,20	216,34	233,56	191,97
Long-term indebtedness, gross	US$	752	741	605	598	598
Short-term indebtedness, gross	US$	282	265	221	245	245

Total indebtedness, gross	US$	1.034	1.006	826	843	843

Stockholders’ equity (*)	US$	2.328	2.336	2.399	2.409	2.409

Net operating revenues	US$	191	239	254	292	976
Cost of products	US$	(188)	(218)	(176)	(186)	(768)
Other expenses/revenues	US$	(21)	(30)	(23)	(32)	(106)
Depreciation, amortization and depletion	US$	45	52	44	55	196

EBITDA	US$	27	43	99	129	298
Depreciation, amortization and depletion	US$	(45)	(52)	(44)	(55)	(196)

EBIT	US$	(18)	(9)	55	74	102
Result of equity investments	US$	(5)	(1)	(1)	(2)	(9)
Impairment	US$	—	—	—	(1)	(1)
Net financial result	US$	(7)	(5)	19	(7)	—

Income before income tax and social contribution	US$	(30)	(15)	73	64	92
Income tax and social contribution	US$	—	23	11	(42)	(8)

Net income	US$	(30)	8	84	22	84

(*) The amount of the stockholders’ equity differs from that of the note 8 due to the write-down at CST.

Steel Area – Urucum (Additional information – Unaudited) – Consolidated Subsidiary

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market – Ferro	MT (thousand)	238	174	214		626
Quantity sold – internal market – Ferro	MT (thousand)	7	—	3		10

Quantity sold – total	MT (thousand)	245	174	217	—	636

Quantity sold – external market – Manganese	MT (thousand)	18	43	52		113
Quantity sold – internal market – Manganese	MT (thousand)	46	66	55		167

Quantity sold – total	MT (thousand)	64	109	107	—	280

Quantity sold – external market – Ferroalloys	MT (thousand)	5	3	8		16
Quantity sold – internal market – Ferroalloys	MT (thousand)	—	—			—

Quantity sold – total	MT (thousand)	5	3	8	—	16

Average sales price – external market – Ferro	US$	13.70	15.03	15.86		14.81
Average sales price – internal market – Ferro	US$	3.26	—	2.21		2.95
Average sales price – total	US$	13.43	15.03	15.67		14.63
Average sales price – external market – Manganese	US$	36.35	35.81	38.95		37.34
Average sales price – internal market – Manganese	US$	32.91	38.10	42.22		38.03
Average sales price – total	US$	33.87	37.18	40.66		37.75
Average sales price – external market – Ferroalloys	US$	509.35	503.55	483.38		495.28
Average sales price – internal market – Ferroalloys	US$	—	—	—		—
Average sales price – total	US$	509.35	503.55	483.38		495.28
Long-term indebtedness, gross	US$	—	—	—		—
Short-term indebtedness, gross	US$	—	5	5		5

Total indebtedness, gross	US$	—	5	5	—	5

Stockholders’ equity	US$	17	10	12		12

Net operating revenues	US$	8	8	11		27
Cost of products	US$	(3)	(3)	(6)		(12)
Other expenses/revenues	US$	(2)	—	(2)		(4)
Depreciation, amortization and depletion	US$	—	—	—		—

EBITDA	US$	3	5	3	—	11
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	3	5	3	—	11
Net financial result	US$	—	(2)	—		(2)

Income before income tax and social contribution	US$	3	3	3	—	9
Income tax and social contribution	US$	(1)	—	(2)		(3)

Net income	US$	2	3	1	—	6

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market – Ferro	MT (thousand)	220	226	197	118	761
Quantity sold – internal market – Ferro	MT (thousand)	13	5	1	2	21

Quantity sold – total	MT (thousand)	233	231	198	120	782

Quantity sold – external market – Manganese	MT (thousand)	4	37	25	25	91
Quantity sold – internal market – Manganese	MT (thousand)	87	45	53	74	259

Quantity sold – total	MT (thousand)	91	82	78	99	350

Quantity sold – external market – Ferroalloys	MT (thousand)	3	6	3	4	16
Quantity sold – internal market – Ferroalloys	MT (thousand)	—	1	—	—	1

Quantity sold – total	MT (thousand)	3	7	3	4	17

Average sales price – external market – Ferro	US$	13.92	15.11	14.36	13.77	14.36
Average sales price – internal market – Ferro	US$	4.26	4.21	4.13	3.10	4.11
Average sales price – total	US$	13.38	14.88	14.31	13.56	14.09
Average sales price – external market – Manganese	US$	41.06	36.58	46.16	46.54	42.13
Average sales price – internal market – Manganese	US$	47.20	47.42	38.15	32.36	41.19
Average sales price – total	US$	47.00	42.52	40.76	35.89	41.43
Average sales price – external market – Ferroalloys	US$	456.32	457.11	452.09	485.44	462.15
Average sales price – internal market – Ferroalloys	US$	—	232.48	—	—	232.48
Average sales price – total	US$	456.32	445.98	452.09	485.44	457.60
Long-term indebtedness, gross	US$	—	—	—	—	—
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	—	—	—	—	—

Stockholders’ equity	US$	25	25	20	14	14

Net operating revenues	US$	8	10	6	7	31
Cost of products	US$	(4)	(4)	(3)	(2)	(13)
Other expenses/revenues	US$	—	(1)	—	(3)	(4)
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBITDA	US$	4	5	3	2	14
Depreciation, amortization and depletion	US$	—	—	—	—	—

EBIT	US$	4	5	3	2	14
Net financial result	US$	—	1	2	(2)	1

Income before income tax and social contribution	US$	4	6	5	—	15
Income tax and social contribution	US$	—	(1)	(4)	1	(4)

Net income	US$	4	5	1	1	11

Steel Area – CSI (Additional information – Unaudited) – Consolidated Subsidiary

		2003

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market	MT (thousand)	442	447	507		1,396

Quantity sold – total	MT (thousand)	442	447	507	—	1,396

Average sales price – external market	US$	445.80	401.96	374.08		405.72
Average sales price – total	US$	445.80	401.96	374.08		405.72

Stockholders’ equity (*)	US$	247	247	238		238

Net operating revenues	US$	199	182	191		572
Cost of products / Other expenses	US$	(187)	(179)	(195)		(561)
Depreciation, amortization and depletion	US$	7	8	7		22

EBITDA	US$	19	11	3	—	33
Depreciation, amortization and depletion	US$	(7)	(8)	(7)	—	(22)

EBIT	US$	12	3	(4)	—	11
Net financial result	US$	(3)	(3)	(2)		(8)
Gain on investments accounted for by the equity method	US$	—	—	—		—

Income before income tax and social contribution	US$	9	—	(6)	—	3
Income tax and social contribution	US$	(4)	—	3		(1)

Net income	US$	5	—	(3)	—	2

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

		As of and for the three-months ended

Information		March 31	June 30	September 30	December 31	Total

Quantity sold – external market	MT (thousand)	475	537	508	932	2,452

Quantity sold – total	MT (thousand)	475	537	508	932	2,452

Average sales price – external market	US$	328.65	384.64	382.38	428.79	390.11
Average sales price – total	US$	328.65	384.64	382.38	428.79	390.11

Stockholders’ equity (*)	US$	232	232	237	247	247

Net operating revenues	US$	158	188	196	212	754
Cost of products / Other expenses	US$	(151)	(165)	(173)	(185)	(674)
Depreciation, amortization and depletion	US$	7	7	7	7	28

EBITDA	US$	14	30	30	34	108
Depreciation, amortization and depletion	US$	(7)	(7)	(7)	(7)	(28)

EBIT	US$	7	23	23	27	80
Net financial result	US$	(4)	(4)	(3)	(12)	(23)
Gain on investments accounted for by the equity method	US$	—	—	—	1	1

Income before income tax and social contribution	US$	3	19	20	16	58
Income tax and social contribution	US$	(1)	(8)	(8)	(6)	(23)

Net income	US$	2	11	12	10	35

(*) The amount of the stockholders’ equity differs from that of the note 8 due to the write-down at CST

Indexes on CVRD’s Consolidated Debt (Additional information - Unaudited)

	2003

	As of and for the three months ended			As of and for
				the nine
				months ended
	September 30	June 30	March 31	September 30

Current debt
Current portion of long-term debt - unrelated parties	1,147	1,021	789	1,147
Short-term debt	129	131	61	129
Loans from related parties	101	64	56	101

	1,377	1,216	906	1,377

Long-term debt
Long-term debt - unrelated parties	2,921	2,061	2,401	2,921
Loans from related parties	6	5	7	6

	2,927	2,066	2,408	2,927

Financial Result, net
Financial expenses
Third party - local debt	(6)	(4)	(5)	(15)
Third party - foreign debt	(43)	(35)	(39)	(117)
Related party debt	(5)	(2)	(5)	(12)

Gross interest	(54)	(41)	(49)	(144)
Labor and civil claims and tax-related actions	(10)	(6)	(6)	(22)
Tax on financial transactions - CPMF	(6)	(5)	(4)	(15)
Derivatives (interest rate / currencies)	2	4	(8)	(2)
Others	(15)	(16)	(15)	(46)

	(83)	(64)	(82)	(229)

Financial income
Cash and cash equivalents	18	26	10	54
Others	9	3	18	30

	27	29	28	84

Financial expenses, net	(56)	(35)	(54)	(145)

Foreign exchange and monetary gain (losses) on liabilities	(141)	828	276	963
Foreign exchange and monetary gain (losses) on assets	84	(571)	(226)	(713)

Foreign exchange and monetary gain (losses), net	(57)	257	50	250

Financial result, net	(113)	222	(4)	105

Gross debt (current plus long-term debt)	4,304	3,282	3,314	4,304
Gross interest	54	41	49	144
EBITDA	630	490	442	1,562
Stockholders’ equity	4,641	4,562	3,640	4,641
EBITDA / Gross interest	11.67	11.95	9.02	10.85
Gross Debt / EBITDA	1.71	1.67	1.87	2.07
Gross debt / Equity Capitalization (%)	48	42	48	48

Calculation of EBITDA (Additional information - Unaudited)

	2003

	As of and for the three months ended			As of and for
				the nine
				months ended
	September 30	June 30	March 31	September 30

Operating income	501	388	363	1,252
Depreciation	63	54	43	160

	564	442	406	1,412
Impairment of property, plant and equipment	—	12	—	12
Dividends received	66	36	36	138

EBITDA	630	490	442	1,562

Net operating revenues	1,432	1,170	1,110	3,712
Margin EBITDA	44.0%	41.9%	39.8%	42.1%

Adjusted EBITDA x Operating Cash Flows (Additional information - Unaudited)

	2003

	As of and for the three months ended						As of and for the
							nine months ended
	September 30		June 30		March 31		September 30

		Operating		Operating		Operating
		cash		cash		cash		Operating
	EBITDA	flows	EBITDA	flows	EBITDA	flows	EBITDA	cash flows

Net income	468	468	456	456	354	354	1,278	1,278
Income tax	(6)	41	133	133	65	65	192	239
Income tax cash	6	—	27	—	6	—	39	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(89)	(89)	(35)	(35)	(94)	(94)	(218)	(218)
Foreign exchange and monetary losses	57	13	(257)	(258)	(50)	(142)	(250)	(387)
Financial expenses	56	44	35	3	54	13	145	60
Minority interests	9	9	29	29	18	18	56	56
Change in accounting practice for asset retirement obligations	—	—	—	—	10	10	10	10
Net working capital	—	(140)	—	31	—	45	—	(64)
Others	—	(40)	—	(9)	—	8	—	(41)

Operating income	501	306	388	350	363	277	1,252	933
Depreciation, depletion and amortization	63	63	54	54	43	43	160	160
Dividends received	66	66	36	36	36	36	138	138
Impairment of property, plant and equipment	—	—	12	12	—	—	12	12

	630	435	490	452	442	356	1,562	1,243

Operating cash flows		435		452		356		1,243

Income tax		(47)		—		—		(47)
Income tax cash		6		27		6		39
Foreign exchange and monetary losses		44		1		92		137
Financial expenses		12		32		41		85
Net working capital		140		(31)		(45)		64
Others		40		9		(8)		41

EBITDA		630		490		442		1,562

Board of Directors, Fiscal Council and Executive Officers

Board of Directors

Sérgio Ricardo Silva Rosa
Chairman

Mário da SilveiraTeixeira Júnior

Arlindo Magno de Oliveira

Cláudio Bernardo Guimarães de Moraes

Erik Persson

Francisco Valadares Póvoa

Katsuto Momii

Luiz Alexandre Bandeira de Mello

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

Advisory Committees of the Board of Directors

Auditing Committee
Antonio José de Figueiredo Ferreira
Marcos Fábio Coutinho
Ricardo Wiering de Barros

Executive Development Committee
Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Fiscal Council

Joaquim Vieira Ferreira Levy

Luiz Octávio Nunes West

Pedro Carlos de Mello

Vicente Barcelos

Wilson Risolia Rodrigues

Executive Officers

Roger Agnelli
Chief Executive Officer

Antonio Miguel Marques
Executive Officer for Equity Holdings and Business Development

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Diego Cristobal Hernández Cabrera
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Eduardo de Carvalho Duarte	Otto de Souza Marques
Chief Accountant	Head of Control
CRC-RJ 57439

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2003	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer